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February 22, 2007

07021649

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
186 SECTION

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

PROCESSED
MAR 13 2007
THOMSON
FINANCIAL

SUPPL

SEC FILE NO. 82-3850

Re: Galaxy Entertainment Group Limited
(formerly known as K. Wah Construction Materials Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Galaxy Entertainment Group Limited (the "Company"), S.E.C. File No. 82-3850, the enclosed copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the results of extraordinary general meeting, dated February 9, 2007, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on February 12, 2007;

(2) The Company's circular (together with a proxy form) regarding the refreshment of general mandate to allot and issue shares, dated January 22, 2007;

(3) The Company's announcement regarding notice of extraordinary general meeting, dated January 22, 2007, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on January 22, 2007;

(4) The Company's announcement regarding the completion of the issue of zero coupon convertible notes due 2011, dated December 15, 2006, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on December 18, 2006 and

(5) The Company's announcement regarding the resumption of trading and issue of zero coupon convertible notes due 2011, dated December 6, 2006, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on December 7, 2006.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Simon Luk

Enclosure

cc: Galaxy Entertainment Group Limited

19063\0002\38

GALAXY

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

RESULTS OF EXTRAORDINARY GENERAL MEETING

The Directors are pleased to announce that the ordinary resolutions to approve the New Issue Mandate and the addition of the Shares repurchased to the New Issue Mandate were duly passed at the EGM held on 9 February 2007.

Reference is made to the circular issued by the Company dated 22 January 2007 ("Circular") in relation to the refreshment of the general mandate to allot and issue Shares. Terms defined in the Circular have the same meanings when used herein.

The Directors are pleased to announce that the ordinary resolutions to approve the New Issue Mandate and the addition of the Shares repurchased to the New Issue Mandate were duly passed at the EGM held on 9 February 2007.

The ordinary resolution to approve the New Issue Mandate ("Ordinary Resolution") was duly passed by the Independent Shareholders by way of a poll. In accordance with the Listing Rules, KWIH, the Trusts, Dr. Lui and his spouse, and their respective associates together hold in aggregate and control or are entitled to exercise control over 1,996,590,782 Shares, representing approximately 60.54% of the voting rights of the Company, have abstained from voting in favour of the Ordinary Resolution at the EGM.

Total number of Shares in issue as at the date of the EGM is 3,297,927,361 Shares. There were 1,996,590,782 Shares entitling the holder to attend and vote only against the Ordinary Resolution at the EGM and there were 1,301,336,579 Shares entitling the holders to attend and vote for or against the Ordinary Resolution at the EGM.

The results of the voting taken on a poll at the EGM were as follows:-

	Number of Shares (%)		Total number of votes
	For	Against	
Ordinary Resolution	673,332,343 (81.26%)	155,315,357 (18.74%)	828,647,700

As more than 50% of the votes cast at the EGM were in favour of the Ordinary Resolution, the Ordinary Resolution was duly passed as an ordinary resolution at the EGM.

The Company's share registrars, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, acted as the scrutineers for the purpose of ascertaining the number of votes cast on the Ordinary Resolution at the EGM.

At the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive director of the Company is Mr. Moses Cheng Mo Chi; and the independent non-executive directors of the Company are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 9 February 2007

Please also refer to the published version of this announcement in South China Morning Post.

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

股東特別大會結果

董事欣然宣佈，二零零七年二月九日舉行的股東特別大會上，批准發行新股授權及擴大發行新股授權(數目為購回股份)的普通決議案已獲正式通過。

謹此提述本公司於二零零七年一月二十二日刊發的通函(「通函」)，內容有關更新配發及發行股份的一般授權。本公佈所用詞彙與通函所界定者具有相同涵義。

董事欣然宣佈，二零零七年二月九日舉行的股東特別大會上，批准發行新股授權及擴大發行新股授權(數目為購回股份)的普通決議案已獲正式通過。

批准發行新股授權的普通決議案(「該普通決議案」)由獨立股東以投票表決方式正式通過。根據上市規則，嘉華國際、該等信託、呂博士及其配偶，以及彼等各自的聯繫人合共持有及控制或有權控制行使1,996,590,782股股份，佔本公司投票權約60.54%；彼等已在股東特別大會上就批准該普通決議案放棄投贊成票。

於股東特別大會舉行日期，已發行股份總數為3,297,927,361股。1,996,590,782股股份賦予其持有人權利出席股東特別大會，並僅可在會上投票反對該普通決議案；而1,301,336,579股股份賦予其持有人權利出席股東特別大會，並在會上投票贊成或反對該普通決議案。

在股東特別大會上進行的投票表決結果如下：

	股份數目(%)		
	贊成	**反對**	**總票數**
該普通決議案	673,332,343 (81.26%)	155,315,357 (18.74%)	828,647,700

由於在股東特別大會上超過50%票數支持該普通決議案，所以該普通決議案在股東特別大會上正式通過為普通決議案。

本公司的股份過戶登記處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)擔任監票員，在股東特別大會上負責該普通決議案的點票事宜。

於本公佈日期，本公司執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士；本公司非執行董事為鄭慕智先生；而本公司獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零七年二月九日

請同時參閱本公布於香港經濟日報刊登的內容。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Galaxy Entertainment Group Limited, you should at once hand this circular and the accompanying proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

REFRESHMENT OF GENERAL MANDATE TO ALLOT AND ISSUE SHARES

Independent financial adviser to the independent board committee and independent shareholders of Galaxy Entertainment Group Limited

COMMERZBANK

A letter from the Independent Board Committee is set out on page 7 of this circular and a letter from Commerzbank AG (Hong Kong branch), the independent financial adviser to the Independent Board Committee and the Independent Shareholders, is set out on pages 8 to 12 of this circular.

A notice convening the EGM to be held on Friday, 9 February 2007 at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong at 2:45 p.m. is set out on pages 13 to 15 of this circular.

Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the registered office of the Company at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.

22 January 2007

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Announcement"	the announcement issued by the Company dated 6 December 2006 in respect of, amongst others, the issue of the Convertible Notes;
"Articles"	the articles of association of the Company;
"associates"	the meaning ascribed to it in the Listing Rules;
"Board"	the board of Directors;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);
"Company"	Galaxy Entertainment Group Limited, a company incorporated in Hong Kong with limited liability on 19 May 1987, the shares of which are listed on the main board of the Stock Exchange;
"Convertible Notes"	the zero-coupon convertible notes due 2011 issued by the Company on 14 December 2006;
"Directors"	the directors of the Company;
"Dr. Lui"	Dr. Lui Che Woo, a director of the Company;
"EGM"	the extraordinary general meeting of the Company convened on 9 February 2007 for the purpose of approving the New Issue Mandate, notice of which is set out on pages 13 to 15 of this circular;
"Group"	the Company and its subsidiaries at the Latest Practicable Date;
"Hong Kong" and "HK$"	are, respectively, the Hong Kong Special Administrative Region of The People's Republic of China, and Hong Kong dollars, the lawful currency of Hong Kong;
"IFA" or "Commerzbank"	Commerzbank AG, acting through its Hong Kong branch, a licensed bank under the Banking Ordinance and an authorised financial institution under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO, and appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in connection with the New Issue Mandate;
"Independent Board Committee"	the independent committee of the Board established to advise the Independent Shareholders on the New Issue Mandate;

"Independent Shareholders"	holders of the Shares other than KWIH, the Trusts, Dr. Lui and their respective associates;
"KWIH"	K. Wah International Holdings Limited, an exempted company incorporated with limited liability on 2 May 1989 in Bermuda, the shares of which are listed on the main board of the Stock Exchange and a substantial shareholder holding 18.66% of the issued share capital of the Company;
"Latest Practicable Date"	17 January 2007, being the latest practicable date for ascertaining and inclusion of certain information in this circular prior to its printing;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"New Issue Mandate"	the new general mandate proposed to be granted to the Directors to allot issue and deal with new Shares amounting in aggregate to up to 20% of the Company's issued share capital as at the date of the EGM;
"Principal Trust"	the discretionary Lui Family trust which holds 38.44% equity interest in the Company, established under the laws of Jersey, and the sole trustee of which is HSBC International Trustee Limited;
"Secondary Trust"	the second discretionary Lui Family trust which holds 0.70% equity interest in the Company, established under the laws of Jersey, and the sole trustee of which is HSBC International Trustee Limited;
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;
"Shares"	the ordinary shares of HK$0.10 each in the share capital of the Company;
"Shareholder(s)"	holder(s) of the Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Trusts"	collectively, the Principal Trust and the Secondary Trust; and
"%"	per cent.

Some numbers in this circular have been rounded. As a result, totals may not add up to exactly 100%.

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Executive Directors:
Dr. Lui Che Woo, GBS, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman)*
Chan Kai Nang
Joseph Chee Ying Keung
William Lo Chi Chung
Paddy Tang Lui Wai Yu, JP

Non-executive Directors:
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, GBS, OBE, JP
James Ross Ancell*
Dr. William Yip Shue Lam, LLD*

* *Independent Non-executive Directors*

Registered office:
Room 1606, 16th Floor
Hutchison House
10 Harcourt Road
Central
Hong Kong

22 January 2007

To the Shareholders

Dear Sir or Madam,

REFRESHMENT OF GENERAL MANDATE TO ALLOT AND ISSUE SHARES

At the 2006 annual general meeting of the Company held on 29 June 2006, an ordinary resolution was passed granting a general mandate to the Directors to issue and allot Shares not exceeding 20% of the issued share capital of the Company as at that date. There were in issue 3,294,649,361 Shares at the date of the 2006 annual general meeting. Accordingly, pursuant to the mandate granted at the 2006 annual general meeting, the Board may issue up to 658,929,872 Shares. As at the Latest Practicable Date, the Company has not issued any Shares under such mandate and the Company has not refreshed such mandate since the 2006 annual general meeting.

On 6 December 2006, the Company announced an issue of an aggregate principal amount of US$240,000,000 Convertible Notes which was subsequently completed on 14 December 2006. As mentioned in the Announcement, the Shares issuable upon conversion of the Convertible Notes will be issued pursuant

to the general mandate granted to the Directors at the annual general meeting held on 29 June 2006. Upon full conversion of the Convertible Notes at a conversion price of HK$7.44 per Share (subject to adjustment) and assuming an exchange rate of HK$7.80 to US$1.00, 251,612,903 Shares would be issued, representing approximately 7.64% of the total number of Shares as at the date of approving the general mandate. The amount of proceeds raised from the issue of the Convertible Notes and its intended use is set out in the Announcement.

The purpose of this circular is to provide the Shareholders with notice of the EGM at which resolutions will be proposed for, amongst other things, approving the New Issue Mandate. This circular also contains the advice of the IFA which has been retained as independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the New Issue Mandate, and the recommendations of the Independent Board Committee which has been formed to advise the Independent Shareholders on the New Issue Mandate.

The Company presently has no plan to issue any new Shares under the New Issue Mandate. Whilst the Company receives numerous approaches from time to time from potential investors and business partners and at any given time it may be in exploratory general discussions about proposals that may entail the issue of Shares, at the date of the circular the Company has no firm plans to exercise the New Issue Mandate. If the Company develops any firm plans before the date on which the New Issue Mandate is granted an appropriate announcement will be made. The Company's expansion of the Cotai Mega Resort in Macau scheduled to open in 2008 is fully funded. Nevertheless, the Directors consider it desirable to have the New Issue Mandate as it increases the flexibility of the Board in managing the Company's capital base and in particular will enable the Company to maintain maximum financing flexibility and to timely take full advantage of the evolving gaming market. Without it the Company may be unable to capture some opportunities due to the time involved in seeking shareholders approval of specific proposals.

Subsequent to the 2006 annual general meeting of the Company, 1,728,000 Shares were issued pursuant to the exercise of employee share options and accordingly, as at the Latest Practicable Date, the number of Shares in issue was 3,296,377,361. If granted, the New Issue Mandate will entitle the Board to issue and allot up to 659,275,472 new Shares (assuming no Shares are issued or repurchased between the Latest Practicable Date and the date of the EGM). The Shares to be issued upon conversion of the Convertible Notes will be issued under the existing general mandate and will not utilise the New Issue Mandate and the remaining portion of the existing general mandate will be revoked if the New Issue Mandate is granted.

If granted, the New Issue Mandate will be valid from the time of passing of the relevant resolution at the EGM until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under the relevant resolution by an ordinary resolution of the Shareholders in general meeting.

In compliance with Rule 13.36(4)(a) of the Listing Rules, only the Independent Shareholders will be permitted to vote on the resolution to approve the New Issue Mandate, and such voting will be by poll.

INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, comprising of Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam, has been constituted to make recommendations to the Independent Shareholders in relation to the New Issue Mandate.

INDEPENDENT FINANCIAL ADVISER

Commerzbank AG (Hong Kong branch) has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders regarding the New Issue Mandate.

EGM

A notice convening the EGM to be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong at 2:45 p.m. on Friday, 9 February 2007 is set out on pages 13 to 15 of this circular. An ordinary resolution will be proposed to grant the New Issue Mandate which will be voted on by poll.

Whether or not the Shareholders are able to attend the EGM, they are requested to complete and return the enclosed form of proxy accompanying this circular in accordance with the instructions printed thereon to the registered office of the Company in Hong Kong at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong as soon as possible, and in any event not less than 48 hours before the time appointed for the holding of the meeting. Return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM or any adjournment thereof should they so wish.

KWIH, the Trusts, Dr. Lui and his spouse, and their respective associates together hold in aggregate and control or are entitled to exercise control over 1,996,590,782 Shares, representing approximately 60.57% of the voting rights in the Company and will abstain from voting in favour at the EGM on the resolution to approve the New Issue Mandate. To the best of the Directors' knowledge, information and belief (having made all reasonable enquiries), there is no voting trust or other agreement or arrangement or understanding (other than an outright sale) entered into by or binding upon such shareholders, nor is there any obligation or entitlement of any such shareholders as at the Latest Practicable Date, whereby he/it has or may have temporarily or permanently passed control over the exercise of the voting rights in respect of his/its Shares to a third party, either generally or on a case-by-case basis.

PROCEDURE FOR DEMANDING A POLL

The procedure by which the Shareholders may demand a poll pursuant to the constitutional documents of the Company is set out in Article 75 of the Articles as follows:

"75. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor or against such resolution."

RECOMMENDATION

The executive directors of the Company consider that the New Issue Mandate is fair and reasonable and is in the interests of the Company and the Shareholders as a whole. The Independent Board Committee concurs.

Your attention is drawn to the recommendation of the Independent Board Committee (set out on page 7 of this circular) and the advice of the IFA (set out on pages 8 to 12 of this circular) regarding the New Issue Mandate.

Accordingly, the Directors recommend the Shareholders to vote in favor of all the resolutions to be proposed at the EGM.

FURTHER INFORMATION

Your attention is drawn to the information set out elsewhere in this circular.

Yours faithfully
For and on behalf of the Board of
Galaxy Entertainment Group Limited
Dr. Lui Che Woo
Chairman

The following is the text of a letter from the Independent Board Committee setting out its recommendation to the Independent Shareholders in relation to the New Issue Mandate.

22 January 2007

To the Independent Shareholders,
Galaxy Entertainment Group Limited

Dear Sir or Madam,

REFRESHMENT OF GENERAL MANDATE TO ALLOT AND ISSUE SHARES

We have been appointed as members of the Independent Board Committee to advise you in connection with the New Issue Mandate, details of which are set out in the letter from the Board in a circular dated 22 January 2007 issued by the Company to the Shareholders (the "Circular"), of which this letter forms a part. The terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

Your attention is drawn to the letter from the IFA concerning its advice to us regarding the New Issue Mandate as set out on pages 8 to 12 of the Circular.

Having considered the advice given by the IFA and the principal factors and reasons taken into consideration by them in arriving at its advice, we are of the opinion that the New Issue Mandate is in the best interests of the Company and its Shareholders as a whole, and is fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favor of the ordinary resolution in relation to the New Issue Mandate to be proposed at the EGM.

Yours faithfully,
By order of the board of
Independent Board Committee
Dr. Charles Cheung Wai Bun, James Ross Ancell and Dr. William Yip Shue Lam
Independent non-executive Directors

德國商業銀行

COMMERZBANK

(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

22 January 2007

To the Independent Board Committee
and the Independent Shareholders

Dear Sirs

PROPOSED REFRESHMENT OF THE GENERAL MANDATE TO ALLOT AND ISSUE SHARES

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders with regard to the proposed refreshment of the New Issue Mandate. The terms used in this letter shall have the same meaning as those defined in the circular from the Company to the Shareholders dated 22 January 2007 (the "**Circular**") unless the context otherwise specifies.

As stated in the letter from the Board (the "**Letter from the Board**"), at the Company's 2006 annual general meeting held on 29 June 2006, an ordinary resolution was passed granting a general mandate to the Directors to issue and allot Shares not exceeding 20% of the issued share capital of the Company as at that date. There were in issue 3,294,649,361 Shares at the date of the 2006 annual general meeting. Accordingly, pursuant to the mandate granted at the 2006 annual general meeting, the Board may issue up to 658,929,872 Shares without further approval of Shareholders.

On 6 December 2006, the Company announced an issue of an aggregate principal amount of US$240,000,000 Convertible Notes which was subsequently completed on 14 December 2006. As mentioned in the Letter from the Board, the Shares issuable upon conversion of the Convertible Notes will be issued pursuant to the general mandate granted to the Directors at the annual general meeting held on 29 June 2006. Upon full conversion of the Convertible Notes at a conversion price of HK$7.44 per Share (subject to adjustment), a maximum of 251,612,903 Shares would be issued, representing approximately 7.64% of the total number of Shares in issue as at the date of approving the general mandate.

We have been appointed by the Company (i) to advise the Independent Board Committee and the Independent Shareholders as to whether the New Issue Mandate is fair and reasonable in so far as the Independent Shareholders are concerned, and is in the interest of the Company and its Shareholders as a whole, (ii) to advise the Independent Shareholders as to how to vote on the resolution to be proposed at the EGM to approve the refreshment of the New Issue Mandate, and (iii) to give our opinion in relation to the New Issue Mandate for the Independent Board Committee's consideration in making their recommendation to the Independent Shareholders.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company. We have assumed that all information, opinions and representations contained or referred to in the Circular are true, complete and accurate in all material respects and we have relied on the same. Also, we have relied on the representations of the management of the Company that having made all due enquiries and careful consideration, and to the best of their knowledge and belief, there is no other fact not contained in the Circular, the omission of which would make any statement contained in the Circular, including this letter, misleading. We have also assumed that all information and statements and representations made or referred to in the Circular, which have been provided to us by the Company, and for which they are wholly responsible, were true, complete and accurate in all material respects at the time they were made and continue to be so at the date of despatch of the Circular.

We consider that we have reviewed sufficient information to enable us to reach an informed view and to provide us with a reasonable basis for our recommendation. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances which would render the information supplied by the Company, and the representations made to us, untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by the Company, nor have we conducted any independent in-depth investigation into the business and affairs of the Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation, we have taken into consideration the following principal factors and reasons:

1. Background to and reasons for the New Issue Mandate

As set out in the Circular, on 6 December 2006, the Company announced an issue of an aggregate principal amount of US$240,000,000 Convertible Notes which was subsequently completed on 14 December 2006. We understand that the Shares issuable upon conversion of the Convertible Notes will be issued pursuant to the existing general mandate granted to the Directors at the annual general meeting held on 29 June 2006. Assuming the full conversion of the Convertible Notes at a conversion price of HK$7.44 per Share (subject to adjustment) and assuming an exchange rate of HK$7.80 to US$1.00, a maximum of 251,612,903 Shares would be issued, representing approximately 7.64% of the total number of Shares in issue as at the date of approving the general mandate.

The existing general mandate to issue and allot Shares was approved by ordinary resolution at the 2006 annual general meeting of the Company held on 29 June 2006,and was based on 3,294,649,361 Shares then in issue, and accordingly, pursuant to the mandate granted at the 2006 annual general meeting, the Board may issue up to 658,929,872 Shares. Subsequent to the 2006 annual general meeting of the Company, 1,728,000 Shares were issued pursuant to the exercise of employee share options and accordingly, as at the Latest Practicable Date, the number of Shares in issue was 3,296,377,361. The Directors confirmed that they have not issued any Shares under the existing general mandate and the Company has not refreshed such mandate since the 2006 annual general meeting.

We understand from the Directors that save for the issue of the Convertible Notes announced on 6 December 2006, the Company has carried out no fund raising exercise in the last 12 months preceding the date of the Circular.

Pursuant to Rule 13.36(4) of the Listing Rules, an ordinary resolution is required to be passed at a general meeting of the Company to obtain approval from the Independent Shareholders to refresh the number of Shares which the Board may be allowed to issue and allot under the existing general mandate before the next annual general meeting, so that the Directors will be entitled to exercise the powers to allot and issue new Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company at the date of the EGM.

2. **Financial flexibility**

The existing general mandate to issue Shares allows the Company to issue up to 658,929,872 Shares (based on 20% of an issued share capital of 3,294,649,361 Shares as at the date of the 2006 annual general meeting). We note that the existing general mandate has not been utilised at all. However, assuming the full conversion of the aggregate principal amount of US$240,000,000 Convertible Notes at a conversion price of HK$7.44 (subject to adjustment), the maximum number of Shares to be issued pursuant to the general mandate granted to the Directors at the 2006 annual general meeting will be 251,612,903 Shares, representing approximately 7.64% of the aggregate number of Shares (or approximately 38% of the existing general mandate) as at the date of approving the general mandate. The Shares to be issued upon conversion of the Convertible Notes will be issued under the existing general mandate and will not utilize the New Issue Mandate.

As set out in the Announcement, 85% of the estimated net proceeds of the Convertible Notes of US$235,150,000 (approximately HK$1,834,170,000) will be applied in funding the expansion of the Company's Cotai Mega Resort and the balance as working capital. We have reviewed the interim report of the Company for the six months ended 30 June 2006, and note that development of the Company's Cotai site will be in different phases. The initial development, the Cotai Mega Resort, is scheduled to open in 2008, with 1,500 hotel rooms, 25,000 square meter of gaming space with 600 gaming tables and 1,000 slot machines. By 2012, the Cotai Mega Resort will be expanded to include six to eight various star-rated hotels with up to 12,000 rooms, 1,500 gaming tables and multiple function and convention facilities. As set out in the Circular, we note that the Company's expansion of the Cotai Mega Resort scheduled to open in 2008 is fully funded.

We understand from the Directors that the Company receives numerous approaches from time to time from potential investors and business partners and at any given time it may be in exploratory general discussions about proposals that may entail the issue of the Shares. In order to provide maximum financial flexibility and to timely take full advantage of the evolving gaming market, the Board proposes to seek the approval of the Independent Shareholders to refresh the New Issue Mandate at the EGM. Based on the existing issued share capital of the Company of 3,296,377,361 Shares as at the Latest Practicable Date, this would give the Board flexibility to issue up to 659,275,472 new Shares without further approval.

We consider that the granting of the New Issue Mandate could strengthen the capital base of the Company and enhance the ability of the Company to raise capital, if and when required. As such, we consider that the New Issue Mandate will provide an additional financing alternative to the Group and will enable the Group to take advantage of the then market conditions to raise additional capital in a timely manner. The Directors confirmed that the Company presently has no plan to issue any new Shares under the New Issue Mandate.

3. **Potential dilution effect to the Shareholders**

We set out below a table depicting the shareholding structure of the Company as at the Latest Practicable Date, and for illustrative purpose, the effect to the shareholdings of the Company assuming the full conversion of the Convertible Notes at a conversion price of HK$7.44 (subject to adjustment) and the utilization of the New Issue Mandate:

	As at the Latest Practicable Date		Issued Shares upon full exercise of the New Issue Mandate		Immediately after full conversion of the Convertible Notes at HK$7.44		Issued Shares upon full exercise of the New Issue Mandate and full conversion of the Convertible Notes at HK$7.44	
	No. of Shares	*%*	*No. of Shares*	*%*	*No. of Shares*	*%*	*No. of Shares*	*%*
K. Wah International Holdings Limited	614,984,047	18.66	614,984,047	15.55	614,984,047	17.33	614,984,047	14.62
Dr. Lui, his spouse, companies controlled by Dr. Lui and family trusts	1,381,606,735	41.91	1,381,606,735	34.93	1,381,606,735	38.94	1,381,606,735	32.84
Other Directors	180,105,190	5.46	180,105,190	4.55	180,105,190	5.08	180,105,190	4.28
Other Connected Persons	244,071,556	7.41	244,071,556	6.17	244,071,556	6.88	244,071,556	5.80
Public Shareholders	875,609,833	26.56	875,609,833	22.13	1,127,222,736	31.77	1,127,222,736	26.79
- Convertible Notes holders	—	—	—	—	251,612,903	7.09	251,612,903	5.98
- Public Shareholders	875,609,833	26.56	875,609,833	22.13	875,609,833	24.68	875,609,833	20.81
Maximum number of Shares to be issued under the New Issue Mandate	—	—	659,275,472	16.67	—	—	659,275,472	15.67
Total	3,296,377,361	100	3,955,652,833	100	3,547,990,264	100	4,207,265,736	100

1. "Other Directors" refers to Mr. Francis Lui Yui Tung, Ms. Paddy Lui Wai Yu, Mr. William Lo Chi Chung, Mr. Chee Ying Keung all of whom are executive Directors and Dr. Charles Cheung Wai Bun an independent non-executive Director (including corporate interests)

2. "Other Connected Persons" refers to certain family members of Dr. Lui (including corporate interests) and Future Leader Management Limited

Assuming the full utilization of the New Issue Mandate and an issued share capital of 3,296,377,361 Shares at the date of the EGM, 659,275,472 new Shares will be issued, representing 20% of the issued share capital of the Company as at the Latest Practicable Date and approximately 16.67% of the issued share capital of the Company as enlarged by the full utilization of the New Issue Mandate, respectively.

Assuming (i) no Shares will be issued and/or repurchased by the Company between the Latest Practicable Date and the date of the EGM; and (ii) none of the Shares pursuant to the New Issue Mandate are allotted to the existing public Shareholders, the aggregate shareholding of the public Shareholders will decrease from approximately 26.56% to approximately 22.13% upon the full utilization of the New Issue Mandate (as refreshed). The existing public Shareholders will have a potential maximum decrease in shareholding of approximately 16.67% following the full utilization of the New Issue Mandate.

Taking into account that (i) the refreshment under the New Issue Mandate will provide maximum financial flexibility to the Company given the expansionary stage of the Group; (ii) the magnitude of the funding requirement and the ability to raise capital within a short period of time if and when any equity financing is appropriate and available; and (iii) the fact that the shareholdings of all Shareholders will be diluted proportionally to their respective shareholdings upon any utilization of the New Issue Mandate, we consider such potential dilution to the shareholding of the Independent Shareholders to be fair and reasonable.

CONCLUSION

Shareholders should note that the existing general mandate will be revoked upon approval at the EGM of the refreshment of the New Issue Mandate, and the New Issue Mandate will continue to be in force until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under the relevant resolution by an ordinary resolution of the Shareholders in general meeting.

RECOMMENDATION

Having considered all factors referred to above, we are of the view that the refreshment of the New Issue Mandate is fair and reasonable, and is in the interests of the Company and the Shareholders as a whole. Accordingly, we advise, and recommend the Independent Board Committee to advise, the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the refreshment of the New Issue Mandate.

Yours faithfully,
For and on behalf of
Commerzbank AG Hong Kong Branch

Kenneth Chan — *Head of Corporate Finance*

Cynthia Wong — *Corporate Finance*

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Galaxy Entertainment Group Limited will be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong at 2:45 p.m. on Friday, 9 February 2007 for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions with or without amendment:

ORDINARY RESOLUTIONS

1. "**THAT**:

(a) the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company as approved by the shareholders of the Company pursuant to an ordinary resolution passed at the annual general meeting of the Company held on 29 June 2006 be and is hereby revoked (without prejudice to any valid exercise of such general mandate prior to the passing of this resolution);

(b) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (b) above, otherwise than pursuant to:

(i) a Rights Issue;

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

(iii) the exercise of any option under the Company's share option schemes or similar *arrangement for the time being* adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the *Articles of Association of the Company,*

shall not exceed the aggregate of: (aa) 20% of the aggregate nominal amount of the issued share capital of the Company on the date of the passing of this resolution; (bb) (if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (*up to a maximum of 329,464,936 Shares, being* 10% of the share capital of the Company in issue on 29 June 2006 when the Shareholders approved the repurchase mandate), and this approval shall be limited accordingly, and

(d) for the purposes of this resolution:

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong); and

"Relevant Period" means the period from the time of passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

2. "**THAT** conditional upon the passing of the resolution numbered 1 in the notice convening this meeting, the general mandate granted to the Directors of the Company to exercise the powers of the Company pursuant to paragraph (b) of the resolution numbered 1 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the shareholders at the annual general meeting held on 29 June 2006, provided that such amount shall not exceed 329,464,936 Shares, being 10% of the aggregate nominal amount of the issued share capital of the Company at the date of such annual general meeting."

By Order of the Board
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Dated 22 January 2007

Registered Office:
Room 1606, 16th Floor
Hutchison House
10 Harcourt Road, Central
Hong Kong

Notes:

1. A form of proxy to be used for the meeting is enclosed. Completion and return of the form of proxy will not preclude a member of the Company from attending and voting in person at the meeting convened or any adjournment thereof and, in such event, the authority of the proxy will be deemed to be revoked.

2. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint another person as his proxy to attend and (on a poll) vote on his behalf. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

3. The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorized in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized.

4. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the registered office of the Company at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong not less than 48 hours before the time for holding the meeting and in default the instrument of proxy shall not be treated as valid.

5. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for this purpose be deemed joint holders thereof.

6 Resolution numbered 1 will be voted on by way of poll.

7 At the date of this notice, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Moses Cheng Mo Chi, and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

閣下如對本通函任何內容或應採取的行動**有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下的銀河娛樂集團有限公司股份，應立即將本通函及隨附有關代表委任表格送交予買主或承讓人，或經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

GALAXY 銀河

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

更新配發及發行股份的一般授權

銀河娛樂集團有限公司獨立董事委員會
及獨立股東的獨立財務顧問

COMMERZBANK
德國商業銀行香港分行

獨立董事委員會函件載於本通函第7頁，而獨立董事委員會及獨立股東的獨立財務顧問德國商業銀行（香港分行）函件則載於本通函第8至第12頁。

股東特別大會謹定於二零零七年二月九日（星期五）下午二時四十五分，假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳舉行，召開大會的通告載於本通函第13至第15頁。

不論　閣下能否出席股東特別大會，務須按隨附代表委任表格上印列的指示填妥表格，並盡快（惟無論如何不遲於股東特別大會指定舉行時間48小時前）交回本公司的註冊辦事處，地址為香港中環夏愨道10號和記大廈16樓1606室。股東填妥及交回代表委任表格後，屆時仍可按意願親身出席股東特別大會或其任何續會，並於會上投票。

二零零七年一月二十二日

目　錄

頁次

在本通函內，除非文義另有所指，否則下列詞語具有以下涵義：

「該公佈」	指	本公司於二零零六年十二月六日就(其中包括)發行可換股票據刊發的公佈；
「公司細則」	指	本公司的組織章程細則；
「聯繫人」	指	按上市規則所賦予的涵義；
「董事會」	指	董事會；
「公司條例」	指	香港法例第32章公司條例；
「本公司」	指	銀河娛樂集團有限公司，一間於一九八七年五月十九日在香港註冊成立的有限公司，其股份於聯交所主板上市；
「可換股票據」	指	本公司於二零零六年十二月十四日發行的零息可換股票據，有關票據於二零一一年到期；
「董事」	指	本公司董事；
「呂博士」	指	本公司董事呂志和博士；
「股東特別大會」	指	本公司謹定於二零零七年二月九日召開的股東特別大會，藉以批准發行新股授權，有關通告載於本通函第13至15頁；
「本集團」	指	於最後實際可行日期，本公司及其附屬公司；
「香港」及「港幣」分別	指	中華人民共和國香港特別行政區以及香港法定貨幣港幣；
「獨立財務顧問」或「德國商業銀行」	指	德國商業銀行，透過其香港分行經營，為根據銀行業條例註冊的持牌銀行及證券及期貨條例項下認可財務機構，可進行證券及期貨條例附表5所載第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)的受規管活動，就更新發行新股授權獲委任為獨立董事委員會及股東的獨立財務顧問；
「獨立董事委員會」	指	由董事會成立的獨立委員會，藉以向獨立股東提供發行新股授權的意見；

「獨立股東」	指	除嘉華國際、該等信託、呂博士及彼等各自的聯繫人以外的股份持有人；
「嘉華國際」	指	K. Wah International Holdings Limited(嘉華國際集團有限公司*)，一間於一九八九年五月二日在百慕達註冊成立的獲豁免有限公司，其股份於聯交所主板上市，並為本公司主要股東，持有本公司已發行股本的18.66%；
「最後實際可行日期」	指	二零零七年一月十七日，即本通函付印前就確定其中所載若干資料而言的最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「發行新股授權」	指	新建議的一般授權，授予董事以配發、發行及處理新股的權力，股份總數最多達本公司於股東特別大會當日的已發行股本的20%；
「主要信託」	指	根據澤西島法律成立持有本公司38.44%股權的呂氏家族全權信託，而HSBC International Trustee Limited為其唯一信託人；
「第二信託」	指	根據澤西島法律成立持有本公司0.70%股權的呂氏家族第二全權信託，而HSBC International Trustee Limited為其唯一信託人；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股份」	指	本公司每股面值港幣0.10元的普通股；
「股東」	指	股份持有人；
「聯交所」	指	香港聯合交易所有限公司；
「該等信託」	指	主要信託及第二信託；及
「%」	指	百分比。

本通函部分數字已經湊整，因此總計未必為100%。

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

執行董事：
呂志和博士，GBS，MBE，太平紳士，LLD，DSSc（主席）
呂耀東（副主席）
陳啟能
徐應強
羅志聰
鄧呂慧瑜，太平紳士

註冊辦事處：
香港
中環
夏慤道10號
和記大廈
16樓1606室

非執行董事：
張惠彬博士，太平紳士*
鄭慕智，GBS，OBE，太平紳士
顏志宏*
黃樹林博士，LLD*

* 獨立非執行董事

敬啟者：

更新配發及發行股份的一般授權

本公司於二零零六年六月二十九日舉行的二零零六年股東週年大會上通過普通決議案，授予董事一般授權以發行及配發不多於截至該日本公司已發行股本20%的股份。於舉行二零零六年股東週年大會當日已發行3,294,649,361股股份。因此，根據二零零六年股東週年大會上授出的授權，董事會可發行最多658,929,872股股份。於最後實際可行日期，本公司並無根據該授權發行任何股份，且本公司自舉行二零零六年股東週年大會當日以來亦無更新該授權。

於二零零六年十二月六日，本公司宣佈發行本金總額240,000,000美元的可換股票據，發行有關可換股票據隨後於二零零六年十二月十四日完成。誠如該公佈所述，完成轉換可換股票據後可予發行的股份，將根據二零零六年六月二十九日股東週年大會授予

董事的一般授權發行。按換股價每股股份港幣7.44元(可予調整)全數轉換可換股票據後，並假設港幣兌美元的匯率為港幣7.80元兌1.00美元，將發行251,612,903股股份，佔於批准一般授權日期的股份總數約7.64%。發行可換股票據的所得款項金額及其擬定用途載於該公佈內。

本通函乃旨在向股東提供股東特別大會通告，會上將會提呈決議案，藉以(其中包括)批准發行新股授權。此外，本通函亦載有獨立財務顧問的意見，其已獲聘任為獨立財務顧問，藉以就發行新股授權向獨立董事委員會及獨立股東提供意見，並向獨立董事委員會提供推薦意見。獨立董事委員會經已成立，就發行新股授權向獨立股東提供意見。

本公司目前並無計劃根據發行新股授權發行任何新股。儘管不少潛在投資者及業務夥伴不時接觸本公司，而本公司於任何可行時間或就涉及股份發行的建議進行一般探索磋商，惟於本通函刊發日期本公司並無就行使發行新股授權定出確實計劃。倘本公司於授出發行新股授權日期前定出任何確實計劃，將會作出適當公佈。本公司旗下澳門路氹城大型娛樂渡假中心發展計劃(預期於二零零八年開幕)已取得充裕資金。然而，董事認為擁有發行新股授權可取，因為可提高董事會管理本公司資金基礎的靈活性，特別是可確保本公司得以維持最大財務靈活性，並可於不斷發展的博彩市場佔領先機。倘本公司並無發行新股授權，可能無法把握部份商機，理由是尋求股東批准特別議案需時。

於本公司二零零六年股東週年大會之後，根據行使僱員認股權而發行1,728,000股股份，因此，於最後實際可行日期，已發行股份數目為3,296,377,361股股份。倘授出發行新股授權，董事會將獲授權發行及配發最多659,275,472股新股(假設最後實際可行日期至股東特別大會期間並無發行或購回股份)。轉換可換股票據後將予發行的股份乃根據目前一般授權發行，並不會動用發行新股授權，倘授出發行新股授權，現有一般授權的餘下部分將會被撤銷。

倘授出發行新股授權，其有效期由有關決議案於股東特別大會上通過之日起直至下列三者的最早日期止的期間：

(i) 本公司下屆股東週年大會結束；

(ii) 本公司根據公司條例規定下屆股東週年大會將予召開之期限屆滿時；或

(iii) 本公司的股東於股東大會上以普通決議案取消或修改相關決議案所載權力當日。

為了遵守上市規則第13.36(4)(a)條的規定，只有獨立股東方會獲准就批准發行新股授權而提呈的決議案投票，並將以投票方式表決。

獨立董事委員會

獨立董事委員會成員由張惠彬博士、顏志宏先生及葉樹林博士組成，彼等已獲委任就發行新股授權向獨立股東提供推薦意見。

獨立財務顧問

德國商業銀行（香港分行）已獲委任為獨立財務顧問，就發行新股授權向獨立董事委員會及獨立股東提供意見。

股東特別大會

本公司謹定於二零零七年二月九日（星期五）下午二時四十五分，假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳舉行股東特別大會，召開大會的通告載於本通函第13至15頁。股東特別大會上將會提呈一項普通決議案以授出發行新股授權，發行新股授權將以投票方式表決。

不論股東能否出席股東特別大會，彼等務須按隨本通函附奉的代表委任表格上印列的指示填妥表格，並盡快（惟無論如何不遲於大會指定舉行時間48小時前）交回本公司的香港註冊辦事處，地址為香港中環夏慤道10號和記大廈16樓1606室。股東填妥及交回代表委任表格後，屆時仍可按意願親身出席股東特別大會或其任何續會，並於會上投票。

嘉華國際、該等信託、呂博士及其配偶以及彼等各自的聯繫人，合共持有及共同控制或有權控制行使超過1,996,590,782股股份，相當於本公司超過約60.57%投票權，且彼等在股東特別大會上將會就投票贊成批准發行新股授權而提呈的決議案放棄投票。據董事經一切合理的查詢後所知、所悉及所信，該等股東並無訂立任何股權信託或其他協議或安排或諒解（一次性無保留出售事項除外）或受其約束；及於最後實際可行日期，任何該等股東並無任何責任或權利，而據此彼等已經或可能將行使其股份的投票權之控制權臨時或永久（不論是全面或按逐次基準）轉讓予第三方。

要求以投票表決的程序

本公司章程細則第75條載有關於股東可根據本公司組織章程文件要求以投票表決的程序，該條的內容如下：

「第75條. 於任何股東大會上，除非下列人士要求以投票表決（於宣佈舉手表決的結果前或當時或撤回其他投票表決的要求時提出），否則提呈大會的決議案應以舉手表決的方式通過：

(i) 大會主席；或

(ii) 最少三名當時有權於大會上有權投票而親身(或倘股東為法團,由其正式授權代表)或委派代表出席的股東;或

(iii) 佔全體有權於大會上投票的股東的總投票權不少於十分之一而親身(或倘股東為法團,由其正式授權代表)或委派代表出席之一名或多名股東;或

(iv) 持有附有權利可於大會投票之股份(已繳足股款相當於該等附有權利可於大會投票的所有股份的繳足股款總額不少於十分之一)而親身(或倘股東為法團,由其正式授權代表)或委派代表出席之一名或多名股東。

除非要求且並無撤回以投票表決,否則主席宣佈以舉手方式表決一致或以大多數通過或不通過決議案並且載入本公司會議紀錄,即為決定性證明而毋須證明投票贊成或反對該決議案的數目或比率。」

推薦意見

本公司執行董事認為,發行新股授權乃公平合理,亦符合本公司及股東的整體利益。獨立董事委員會的意見一致。

閣下務請留意獨立董事委員會的推薦意見(載於本通函第7頁),以及獨立財務顧問就發行新股授權提供的意見(載於本通函第8至12頁)。

因此,董事建議股東投票贊成擬於股東特別大會上提呈的所有決議案。

其他資料

閣下務請留意本通函其他章節所載的資料。

此致

列位股東　台照

代表董事會
銀河娛樂集團有限公司
主席
呂志和博士
謹啟

二零零七年一月二十二日

以下為獨立董事委員會就發行新股授權向獨立股東提供推薦意見的函件全文。

敬啟者：

更新配發及發行股份的一般授權

吾等獲委任為獨立董事委員會成員，就發行新股授權向　閣下提供意見，有關詳情乃載於本公司於二零零七年一月二十二日致股東的通函(「通函」)內的董事會函件，而本函件乃通函的一部分。除文義另有規定者外，本函件所用詞彙與通函內所界定者具有相同涵義。

謹此敦請　閣下留意獨立財務顧問就發行新股授權向吾等提供意見的函件，有關函件乃載於本通函第8至第12頁。

吾等經考慮獨立財務顧問所提供的意見，以及達致其意見所考慮的主要因素及理由後認為，發行新股授權符合本公司及其股東的整體利益，就獨立股東而言亦屬公平合理。因此，吾等建議獨立股東投票贊成擬於股東特別大會上就發行新股授權而提呈的普通決議案。

此致

銀河娛樂集團有限公司
列位獨立股東　台照

承董事會命
獨立董事委員會
獨立非執行董事
張惠彬博士、顏志宏先生及葉樹林博士
謹啟

二零零七年一月二十二日

德國商業銀行

COMMERZBANK

(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

建議更新配發及發行股份的一般授權

引言

吾等獲委任就建議更新發行新股授權而向獨立董事委員會及獨立股東提供意見。除文義另有所指外，本函件所用詞彙與 貴公司於二零零七年一月二十二日致股東的通函(「**通函**」)內所界定者具有相同涵義。

誠如董事會函件(「**董事會函件**」)所述， 貴公司於二零零六年六月二十九日舉行的二零零六年股東週年大會上通過普通決議案，授予董事一般授權以發行及配發不多於截至該日 貴公司已發行股本20%的股份。於舉行二零零六年股東週年大會當日已發行3,294,649,361股股份。因此，根據二零零六年股東週年大會上授出的授權，董事會可在毋須股東進一步批准的情況下發行最多658,929,872股股份。

於二零零六年十二月六日， 貴公司宣佈發行本金總額240,000,000美元的可換股票據，發行有關可換股票據隨後於二零零六年十二月十四日完成。誠如董事會函件所述，完成轉換可換股票據後可予發行的股份，將根據二零零六年六月二十九日股東週年大會授予董事的一般授權發行。按換股價每股股份港幣7.44元(可予調整)全數轉換可換股票據後，將發行最多達251,612,903股股份，佔於批准一般授權日期的股份總數約7.64%。

吾等已獲 貴公司委任，以就(i)發行新股授權對獨立股東而言是否公平合理並是否符合 貴公司及其股東的整體利益向獨立董事委員會及獨立股東提供意見；(ii)股東特別大會上提呈批准更新發行新股授權的決議案之投票取向向獨立股東提供意見；及(iii)向獨立董事委員會提供吾等有關發行新股授權的意見，以供獨立董事委員會向獨立股東提供推薦意見時加以考慮。

在制定吾等的推薦建議時，吾等乃依賴 貴公司向吾等提供的資料及事實。吾等假設通函所載或引述的所有資料、意見及聲明在所有重大方面均屬真實、完備及準確而加以依賴。吾等亦依賴 貴公司管理層作出的聲明，指彼等已作出一切合理查詢及審慎考慮，而就彼等所知及所信，通函並無遺漏任何其他事實以致通函(包括本函件)所載的任何內容有所誤導。吾等亦假設 貴公司所提供於通函所載或引述的所有資料、陳述及聲明(彼等對此須負全責)於作出時及直至寄發通函當日在所有重大方面均屬真實、完備及準確。

吾等認為已審閱足夠資料以讓吾等達致知情見解，並為吾等的推薦意見提供合理依據。吾等並無理由懷疑有遺漏或隱瞞任何重大事實，而就吾等所知亦無出現任何事實或情況致使 貴公司所提供的資料及向吾等發表的聲明失實、不確或有誤導成份。然而，吾等並無對 貴公司所提供的資料進行獨立核實，亦無對 貴集團的業務及狀況進行獨立深入調查。

主要考慮因素及理由

在制定吾等的推薦意見時，吾等已考慮下列主要因素及理由：

1. **發行新股授權的背景資料及理由**

誠如通函所載，於二零零六年十二月六日， 貴公司宣佈發行本金總額240,000,000美元的可換股票據，發行有關可換股票據隨後於二零零六年十二月十四日完成。吾等得知完成轉換可換股票據後可予發行的股份，將根據二零零六年六月二十九日股東週年大會授予董事的現有一般授權發行。假設按換股價每股股份港幣7.44元(可予調整)全數轉換可換股票據，並假設港幣兑美元的匯率為港幣7.80元兑1.00美元，將發行最多達251,612,903股股份，佔於批准一般授權日期已發行的股份總數約7.64%。

貴公司於二零零六年六月二十九日舉行的二零零六年股東週年大會上，已通過普通決議案批准發行及配發股份的現有一般授權，當其時 貴公司合共有3,294,649,361股已發行股份，因此，根據二零零六年股東週年大會上授出的授權，董事會可發行最多658,929,872股股份。於 貴公司的二零零六年股東週年大會之後，因行使僱員認股權而發行1,728,000股股份，因此，於最後實際可行日期的已發行股份數目為3,296,377,361股股份。董事確認，彼等並無根據現有一般授權發行任何股份，而 貴公司自二零零六年股東週年大會以來並無更新該授權。

吾等從董事得知，除於二零零六年十二月六日公佈發行可換股票據外， 貴公司於通函日期前十二個月內並無進行集資活動。

根據上市規則第13.36(4)條，倘若　貴公司有意更新董事會於下屆股東週年大會舉行前根據現有一般授權可予以發行及配發的股份數目，致使董事將會有權行使權力，以配發及發行最多達股東特別大會舉行當日　貴公司已發行股本總面值的20%的新股，則貴公司須於股東大會上提呈一項普通決議案以取得獨立股東的批准。

2. **財務靈活性**

根據現有一般授權准許　貴公司發行最多658,929,872股股份（按照二零零六年股東週年大會當時已發行股本中的3,294,649,361股股份的20%計算）。吾等注意到現有一般授權尚未獲行使。然而，假設按換股價每股股份港幣7.44元（可予調整）全數轉換本金總額240,000,000美元的可換股票據，根據股東週年大會授予董事的一般授權而將予發行最高股份數目達251,612,903股股份，佔於批准一般授權日期的股份總數約7.64%（或現有一般授權約38%）。轉換可換股票據後將予發行的股份乃根據現有一般授權發行，並不會動用發行新股授權。

誠如該公佈所載，發行可換股票據的估計所得款項淨額為235,150,000美元（約港幣1,834,170,000元），其中約85%將用作擴充　貴公司的路氹城大型娛樂渡假中心，餘款撥充營運資金。吾等已審閱　貴公司截至二零零六年六月三十日止六個月的中期報告，並注意到　貴公司的路氹項目將分階段發展。路氹城大型娛樂渡假中心首階段發展項目預期於二零零八年開幕，此項發展項目包括1,500間酒店客房以及佔地25,000平方米的博彩場地，當中配備600張博彩桌及1,000台角子機。二零一二年擴充後，路氹城大型娛樂渡假中心將包括六至八座不同的星級酒店，提供達12,000間酒店客房、1,500張博彩桌，並設有多功能會議設施。誠如通函所載，吾等注意到路氹城大型娛樂渡假中心發展計劃（預期於二零零八年開幕）已取得充裕資金。

吾等從董事得知，不少潛在投資者及業務夥伴不時接觸　貴公司，而　貴公司於任何可行時間或就涉及股份發行的建議進行一般探索磋商。為提供最大財務靈活性以及可於不斷發展的博彩市場佔領先機，董事會擬於股東特別大會上尋求獨立股東的批准以更新發行新股授權。根據　貴公司於最後實際可行日期的現有已發行股本3,296,377,361股股份，更新發行新股授權將給予董事會靈活性，在毋須進一步批准的情況下發行最多659,275,472股新股。

吾等認為授予發行新股授權有助鞏固　貴公司的資本基礎，以及提高　貴公司集資的能力（倘或於有需要時）。因此，吾等認為發行新股授權為　貴集團提供額外融資途徑，以確保　貴集團得以及時把握當時市況籌集額外資本。董事確認，　貴公司目前並無計劃根據發行新股授權而發行任何新股。

3. **對股東可能造成的攤薄影響**

下表所載者列示　貴公司於最後實際可行日期的股權架構，以及假設按換股價每股股份港幣7.44元(可予調整)全數轉換可換股票據及動用發行新股授權對　貴公司股權造成的影響，以供說明之用：

	於最後實際可行日期		發行新股授權獲悉數行使後的已發行股份		緊隨按港幣7.44元全數轉換可換股票據後		發行新股授權獲悉數行使及按港幣7.44元全數轉換可換股票據後	
	股份數目	%	股份數目	%	股份數目	%	股份數目	%
嘉華國際實業有限公司	614,984,047	18.66	614,984,047	15.55	614,984,047	17.33	614,984,047	14.62
呂博士、其配偶、呂博士控制的公司及家族信託	1,381,606,735	41.91	1,381,606,735	34.93	1,381,606,735	38.94	1,381,606,735	32.84
其他董事	180,105,190	5.46	180,105,190	4.55	180,105,190	5.08	180,105,190	4.28
其他關連人士	244,071,556	7.41	244,071,556	6.17	244,071,556	6.88	244,071,556	5.80
公眾股東	875,609,833	26.56	875,609,833	22.13	1,127,222,736	31.77	1,127,222,736	26.79
一可換股票據持有人	–	–	–	–	251,612,903	7.09	251,612,903	5.98
一公眾股東	875,609,833	26.56	875,609,833	22.13	875,609,833	24.68	875,609,833	20.81
根據發行新股授權將予發行的股份最高數目	–	–	659,275,472	16.67	–	–	659,275,472	15.67
總計	3,296,377,361	100	3,955,652,833	100	3,547,990,264	100	4,207,265,736	100

1. 「其他董事」指呂耀東先生、呂慧瑜女士、羅志聰先生、徐應強先生(均為執行董事)及張惠彬博士(獨立非執行董事)(包括公司權益)

2. 「其他關連人士」指呂博士若干家族成員(包括公司權益)及Future Leader Management Limited

假設發行新股授權獲悉數行使而　貴公司於股東特別大會日期的已發行股本為3,296,377,361股股份，　貴公司將會發行659,275,472股新股，分別相當於最後實際可行日期　貴公司已發行股本的20%，以及於發行新股授權獲悉數行使後　貴公司經擴大已發行股本約16.67%。

假設(i)於最後實際可行日期至股東特別大會舉行當日止，　貴公司將不會發行及／或購回股份；以及(ii)現有公眾股東概無獲配發發行新股授權下任何股份，則公眾股東所持股權總額於發行新股授權(已更新)獲悉數行使時，將由約26.56%減少至約22.13%。於發行新股授權獲悉數行使後，現有公眾股東所持股權最多可能減少約16.67%。

經考慮(i)更新發行新股授權後，鑑於　貴集團正值擴充業務階段，此舉為　貴公司提供最大的財務靈活性；(ii)資金需求的幅度，以及　貴公司於適合及可供進行集資時在短時間內集資的能力；以及(iii)發行新股授權獲行使時，全體股東所持股權實際上將會按照彼等各自的持股比例相應攤薄，吾等認為對獨立股東所持股權可能造成的攤薄影響實屬公平合理。

總結

股東務須留意，於股東特別大會上批准更新發行新股授權後，現有一般授權將會被撤銷，而發行新股授權將會一直生效，直至下列日期為止(以最早發生者為準)：

(i)　貴公司下屆股東週年大會結束時；

(ii)　貴公司根據公司條例而須舉行的下屆股東週年大會期限屆滿之日；或

(iii)　股東在股東大會上提呈普通決議案以撤銷或修訂有關決議案下的權力。

推薦意見

經考慮上述種種因素後，吾等認為更新發行新股授權公平合理，亦符合　貴公司及股東的整體利益。因此，吾等建議並推薦獨立董事委員會建議獨立股東投票贊成擬於股東特別大會上提呈的決議案，以批准更新發行新股授權。

此致

獨立董事委員會
及獨立股東　台照

代表
德國商業銀行(香港分行)
陳嘉忠　　**黃倩暉**
企業融資主管　　企業融資

二零零七年一月二十二日

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

茲通告銀河娛樂集團有限公司謹定於二零零七年二月九日(星期五)下午二時四十五分，假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳舉行股東特別大會，以考慮及酌情通過下列將予提呈的決議案為普通決議案(不論有否修訂)：

普通決議案

1. 「**動議**：

(a) 撤回根據本公司股東於二零零六年六月二十九日舉行的本公司股東週年大會上通過的普通決議案以批准授予本公司董事有關行使本公司權力以配發、發行及處理本公司股本內額外的股份的一般授權(惟此舉並不影響於本決議案獲通過前任何有效行使的該一般授權)；

(b) 在(c)段之限制下，一般及無條件批准本公司董事於有關期間內，行使本公司所有權力以配發、發行及處理本公司股本內的額外股份，並作出或授出需於有關期間內或之後行使此等權力的售股建議、協議及認股權；

(c) 除根據以下各項外：

(i) 配售新股；

(ii) 按照本公司所發行的任何認股權證或可轉換為本公司股份的任何證券的條款而行使的認購或轉換權；

(iii) 行使當時本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份的權利的本公司認股權計劃下任何認股權或類似安排；或

(iv) 遵照本公司的公司組織章程細則的以股代息或類似的安排，以配發本公司的股份，以代替全部或部分股息者，

本公司董事會依據上文(b)段批准配發或同意有條件或無條件配發(不論是否依據認股權或其他而配發者)的股本面值總額，不得超過(aa)本公司於通過本決議案當日已發行股本面值總額的20%；及(bb)(倘董事獲本公司股東根據一項獨立的普通決議案授權)本公司於本決議案獲通過後所購回的本公司股本面值總額(以329,464,936股股份為限，即股東於二零零六年六月二十九日通過的購回授權當日本公司已發行股本面值總額的10%)，而此項批准亦須受此限制；及

(d) 就本議案而言：

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持股比例配售新股之建議(惟本公司董事有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排)；及

「有關期間」指本決議案通過當日至下列三者的最早日期止的期間：

(i) 本公司下屆股東週年大會結束；

(ii) 本公司根據公司條例規定下屆股東週年大會將予召開之期限屆滿時；或

(iii) 本公司的股東於股東大會上以普通決議案取消或修改本決議案所載權力當日。」

2. 「**動議**待召開本大會通告第1項決議案獲通過後，擴大根據第1項決議案(b)段授予本公司董事以行使本公司權力的一般授權，增加數額相當於本公司根據股東於二零零六年六月二十九日舉行的股東週年大會上授出的權力購回的本公司股本面值總額，惟有關數額不得超過329,464,936股股份，即於該股東週年大會當日本公司已發行股本面值總額的10%。」

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

二零零七年一月二十二日

註冊辦事處：
香港
中環
夏慤道10號
和記大廈
16樓1606室

附註：

1. 隨函附奉適用於大會之代表委任表格。本公司股東填妥及交回代表委任表格後，仍可親身出席所召開之大會或其任何續會，並於會上投票。在此情況下，受委任代表之授權將被視作撤銷論。

2. 凡有權出席大會並於會上投票之本公司股東，可委派他人作為其受委任代表，以代表其出席及以投票方式表決。在表決中，任何投票均須親自或由受委任代表代為作出。受委任代表不必為本公司之股東。股東可委派多於一名受委任代表出席同一大會。

3. 代表委任表格必須由委任人或其正式書面授權人簽署；如委任人為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權代表簽署。

4. 代表委任表格連同已簽署授權書或其他授權文件（如有）或經由公證人簽署證明之該份授權書或授權文件之副本，最遲須於大會指定舉行時間不少於48小時前交回本公司之註冊辦事處，地址為香港中環夏慤道10號和記大廈16樓1606室，方為有效；倘未能如期交回，代表委任表格將不被視作有效論。

5. 倘屬任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派代表在大會上就該等股份投票，猶如其為唯一有權投票者，惟倘多於一名聯名持有人親身或委派代表出席大會，則只有在股東名冊上就該等股份排名首位之該名出席人士，方有權就該等股份投票。就此而言，身故股東之多名遺囑執行人或遺產管理人將被視為該股東名下股份之聯名持有人。

6. 第1項決議案將以投票方式進行表決。

7. 於本通告發出日期，本公司之執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士。非執行董事為鄭慕智先生，而獨立非執行董事則為張惠彬博士、顏志宏先生及葉樹林博士。

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

Registered Office
Room 1606, 16th Floor, Hutchison House
10 Harcourt Road, Central, Hong Kong

FORM OF PROXY for use at the extraordinary general meeting or any adjournment thereof

I/We *(note 1)* ______________________________

of ______________________________

being the registered holder(s) of *(note 2)* ______________ shares of HK$0.10 each of Galaxy Entertainment Group Limited (the "Company") hereby appoint *(note 3)* the Chairman of the meeting

or ______________________________

of ______________________________

as my/our proxy to act for me/us at the extraordinary general meeting of the Company to be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Friday, 9 February 2007 at 2:45 p.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting and at such meeting (or at any adjournment thereof) to vote, on a poll, for me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

Please indicate with a "√" in the spaces provided how you wish your vote(s) to be cast on a poll.

	For	Against
1. To give a general mandate to the directors to allot, issue and deal with additional shares of the Company;	☐	☐
2. To extend the general mandate as approved under 1.	☐	☐

Shareholder's Signature: ______________________ Date: ______________________

Notes

1 Full name(s) and address to be inserted in BLOCK CAPITAL.

2. Please insert the number of shares registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3 A member may appoint a proxy of his choice who need not be a member of the Company but must attend the meeting in person to represent him. If such an appointment is made, delete the words "the Chairman of the meeting or" and insert the name and address of the appointed proxy in the space provided.

4 In the case of joint holders, this form of proxy must be signed by the member whose name stands first on the register of members.

5. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, either under its Common Seal or under the hand of an officer or attorney duly authorised.

6. If this form is returned duly signed but without a specific direction, the proxy may cast your vote, on a poll, at his discretion. Your proxy will also be entitled to vote, on a poll, at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

7. To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the Company's registered office not less than 48 hours before the time appointed for the meeting or any adjournment thereof.

8. Any alterations made in this form should be initialled by the person who signs it.

GALAXY

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

註冊辦事處
香港中環夏慤道10號
和記大廈16樓1606室

股東特別大會(或其任何續會)適用之代表委任表格

本人／吾等(註一) ______________________________

寓 ______________________________

為銀河娛樂集團有限公司(「本公司」)股本中每股面值港幣0.10元之股份(註二) ______________股

之註冊持有人，茲委任(註三)會議主席或 ______________________________

寓 ______________________________

為本人／吾等之代表，代表本人／吾等出席於二零零七年二月九日(星期五)下午二時四十五分假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳召開之本公司股東特別大會，藉以考慮並酌情通過召開上述會議通告所載之各項議案，並於上述會議(或其任何續會)代表本人／吾等並以本人／吾等之名義，按以下所載指示對上述議案投票；倘無作出指示，則由本人／吾等之代表酌情於表決時決定投票。

請以「√」號在下列空格上，以表示　閣下欲如何處理　閣下之投票。

		贊成	反對
1.	授予董事一般授權配發、發行及處理本公司之新增股份；	☐	☐
2.	擴大上述1項之一般權力。	☐	☐

股東簽署：______________________　　日期：______________________

註：

1. 請用正楷填上全名及地址。
2. 請將　閣下名下登記之股份數目填上，如未有填上股份數目，則本代表委任表格將被視為與　閣下名下登記之所有本公司股份有關。
3. 股東可委任任何人士為其代表，而代表無須為本公司之股東，但須親自出席會議以代表股東。倘作出如此委任，請將「會議主席或」字樣刪去，並在空欄內填上　閣下所擬委任代表之姓名及地址。
4. 如屬聯名股東，則代表委任表格須由股東名冊上排名首位之聯名股東簽署。
5. 代表委任表格必須由　閣下或　閣下之正式書面授權人簽署；如股東為一法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權之人員簽署。
6. 如表格經簽妥交回但欠明確指示，受委任代表可酌情於表決時決定投票。代表亦可對召開會議通告所述者以外而在會議上適當提呈之任何議案於表決時投票。
7. 本代表委任表格連同簽署人之授權書或其他授權文件(指如有而言)或經由公證人簽署證明之授權書或授權文件之副本，最遲須於會議(或續會)指定舉行時間不少於四十八小時前交回本公司之註冊辦事處，方為有效。
8. 本表格之每項更正，均須由簽署人簡簽示可。

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Galaxy Entertainment Group Limited will be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong at 2:45 p.m. on Friday, 9 February 2007 for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions with or without amendment:

ORDINARY RESOLUTIONS

1. "**THAT**:

(a) the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company as approved by the shareholders of the Company pursuant to an ordinary resolution passed at the annual general meeting of the Company held on 29 June 2006 be and is hereby revoked (without prejudice to any valid exercise of such general mandate prior to the passing of this resolution);

(b) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (b) above, otherwise than pursuant to:

(i) a Rights Issue;

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

(iii) the exercise of any option under the Company's share option schemes or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company,

shall not exceed the aggregate of: (aa) 20% of the aggregate nominal amount of the issued share capital of the Company on the date of the passing of this resolution; (bb) (if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum of 329,464,936 Shares, being 10% of the share capital of the Company in issue on 29 June 2006 when the Shareholders approved the repurchase mandate), and this approval shall be limited accordingly, and

(d) for the purposes of this resolution:

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong); and

"Relevant Period" means the period from the time of passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

2. "**THAT** conditional upon the passing of the resolution numbered 1 in the notice convening this meeting, the general mandate granted to the Directors of the Company to exercise the powers of the Company pursuant to paragraph (b) of the resolution numbered 1 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the

Company repurchased by the Company under the authority granted by the shareholders at the annual general meeting held on 29 June 2006, provided that such amount shall not exceed 329,464,936 Shares, being 10% of the aggregate nominal amount of the issued share capital of the Company at the date of such annual general meeting."

By Order of the Board
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Dated 22 January 2007

Registered Office:
Room 1606, 16th Floor
Hutchison House
10 Harcourt Road, Central
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint another person as his proxy to attend and (on a poll) vote on his behalf. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

2. The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorized in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized.

3. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the registered office of the Company at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong not less than 48 hours before the time for holding the meeting and in default the instrument of proxy shall not be treated as valid.

4. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for this purpose be deemed joint holders thereof.

5. Resolution numbered 1 will be voted on by way of poll.

6. At the date of this notice, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Moses Cheng Mo Chi, and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

Please also refer to the published version of this announcement in South China Morning Post.

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

股東特別大會通告

茲通告銀河娛樂集團有限公司謹定於二零零七年二月九日(星期五)下午二時四十五分，假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳舉行股東特別大會，以考慮及酌情通過下列將予提呈的決議案為普通決議案(不論有否修訂)：

普通決議案

1. 「**動議**：

   (a) 撤回根據本公司股東於二零零六年六月二十九日舉行的本公司股東週年大會上通過的普通決議案以批准授予本公司董事有關行使本公司權力以配發、發行及處理本公司股本內額外的股份的一般授權(惟此舉並不影響於本決議案獲通過前任何有效行使的該一般授權)；

   (b) 在(c)段之限制下，一般及無條件批准本公司董事於有關期間內，行使本公司所有權力以配發、發行及處理本公司股本內的額外股份，並作出或授出需於有關期間內或之後行使此等權力的售股建議、協議及認股權；

   (c) 除根據以下各項外：

      (i) 配售新股；

      (ii) 按照本公司所發行的任何認股權證或可轉換為本公司股份的任何證券的條款而行使的認購或轉換權；

(iii) 行使當時本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份的權利的本公司認股權計劃下任何認股權或類似安排；或

(iv) 遵照本公司的公司組織章程細則的以股代息或類似的安排，以配發本公司的股份，以代替全部或部分股息者，

本公司董事會依據上文(b)段批准配發或同意有條件或無條件配發（不論是否依據認股權或其他而配發者）的股本面值總額，不得超過(aa)本公司於通過本決議案當日已發行股本面值總額的20%；及(bb)（倘董事獲本公司股東根據一項獨立的普通決議案授權）本公司於本決議案獲通過後所購回的本公司股本面值總額（以329,464,936股股份為限，即股東於二零零六年六月二十九日通過的購回授權當日本公司已發行股本面值總額的10%），而此項批准亦須受此限制；及

(d) 就本議案而言：

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持股比例配售新股之建議（惟本公司董事有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排）；及

「有關期間」指本決議案通過當日至下列三者的最早日期止的期間：

(i) 本公司下屆股東週年大會結束；

(ii) 本公司根據公司條例規定下屆股東週年大會將予召開之期限屆滿時；或

(iii) 本公司的股東於股東大會上以普通決議案取消或修改本決議案所載權力當日。」

2. 「**動議**待召開本大會通告第1項決議案獲通過後，擴大根據第1項決議案(b)段授予本公司董事以行使本公司權力的一般授權，增加數額相當於本公司根據股東於二零零六年六月

二十九日舉行的股東週年大會上授出的權力購回的本公司股本面值總額，惟有關數額不得超過329,464,936股股份，即於該股東週年大會當日本公司已發行股本面值總額的10%。」

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

二零零七年一月二十二日

註冊辦事處：
香港
中環
皇后大道中10號
和記大廈
16樓1606室

附註：

1. 凡有權出席大會並於會上投票之本公司股東，可委派他人作為其受委任代表，以代表其出席及以投票方式表決。在表決中，任何投票均須親自或由受委任代表代為作出。受委任代表不必為本公司之股東。股東可委派多於一名受委任代表出席同一大會。

2. 代表委任表格必須由委任人或其正式書面授權人簽署；如委任人為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權代表簽署。

3. 代表委任表格連同已簽署授權書或其他授權文件(如有)或經由公證人簽署證明之該份授權書或授權文件之副本，最遲須於大會指定舉行時間不少於48小時前交回本公司之註冊辦事處，地址為香港中環皇后大道中10號和記大廈16樓1606室，方為有效；倘未能如期交回，代表委任表格將不被視作有效論。

4. 倘屬任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派代表在大會上就該等股份投票，猶如其為唯一有權投票者，惟倘多於一名聯名持有人親身或委派代表出席大會，則只有在股東名冊上就該等股份排名首位之該名出席人士，方有權就該等股份投票。就此而言，身故股東之多名遺囑執行人或遺產管理人將被視為該股東名下股份之聯名持有人。

5. 第1項決議案將以投票方式進行表決。

6. 於本通告發出日期，本公司之執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士。非執行董事為鄭慕智先生，而獨立非執行董事則為張惠彬博士、顏志宏先生及葉樹林博士。

請同時參閱本公布於香港經濟日報刊登的內容。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

COMPLETION OF THE ISSUE OF ZERO COUPON CONVERTIBLE NOTES DUE 2011

Completion of the Convertible Note Issue took place on 14 December 2006 under which an aggregate principal amount of US$240,000,000 Convertible Notes were issued to subscribers independent of, and not connected with, the directors, chief executive and substantial shareholders of the Company or its subsidiaries or any of their respective associates.

The Company announced on 6 December 2006 a proposed issue of Convertible Notes. Terms defined in the announcement of the Company dated 6 December 2006 have the same meanings when used in this announcement.

The Directors are pleased to announce that all the conditions of the Agreements have been fulfilled and that completion of the Agreements took place on 14 December 2006. A full US$240,000,000 (approximately HK$1,872,000,000) principal amount of Convertible Notes were issued to subscribers independent of, and not connected with, the directors, chief executive and substantial shareholders of the Company or its subsidiaries or any of their respective associates.

The estimated net proceeds of the Convertible Note Issue, after deduction of commission and other expenses, are US$235,150,000 (approximately HK$1,834,170,000). The Directors intend that of the estimated net proceeds, approximately 85% will be applied in funding the expansion of the Group's Cotai Mega Resort and the balance as working capital.

Approval by the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares has been granted.

For the purposes of this announcement certain sums in US$ have been translated into HK$ at the rate of US$1.00 = HK$7.80.

As at the date of this announcement, the executive Directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive Director is Mr. Moses Cheng Mo Chi; and the independent non-executive Directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 15 December 2006

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

（於香港註冊成立的有限公司）

（股份代號：27）

完成發行於二零一一年到期之零息可換股票據

發行可換股票據已於二零零六年十二月十四日完成，據此，本金總額240,000,000美元的可換股票據已發行予認購人，此等認購人獨立於本公司或其附屬公司的董事、行政總裁及主要股東或彼等各自的任何聯繫人，且與上述人士並無任何關連。

本公司於二零零六年十二月六日宣佈建議發行可換股票據。本公司於二零零六年十二月六日刊發的公佈所界定的詞彙與本公佈所用者具有相同涵義。

董事欣然宣佈，該等協議的所有條件已經達成，而該等協議已於二零零六年十二月十四日完成。全數本金額240,000,000美元（約1,872,000,000港元）的可換股票據已發行予認購人，此等認購人獨立於本公司或其附屬公司的董事、行政總裁及主要股東或彼等各自的任何聯繫人，且與上述人士並無任何關連。

經扣減佣金及其他開支後，發行可換股票據的估計所得款項淨額為235,150,000美元（約1,834,170,000港元）。董事計劃將估計所得款項淨額約85%用作擴充本集團的路氹城大型娛樂渡假中心，餘額則撥充營運資金。

聯交所已批准轉換股份上市及買賣。

就本公佈而言，以美元為單位之若干進賬額已按1.00美元兌7.80港元之匯率折算為港元。

於本公佈日期，執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為鄭慕智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零六年十二月十五日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or the solicitation of an offer to buy securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever.

This announcement is not an offer of securities for sale in the United States of America. The securities have not been and will not be registered under and may not be offered or sold in the United States of America or to US persons (as defined in Regulation S of the Securities Act of 1933, of the United States of America as amended (the "Securities Act")) unless registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available. No public offering of the securities is being made in the United States of America.

BEST AVAILABLE COPY

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

RESUMPTION OF TRADING AND ISSUE OF ZERO COUPON CONVERTIBLE NOTES DUE 2011

The Company has entered into (1) the ML Subscription Agreement dated 5 December 2006 with Merrill Lynch; (2) the JPM Subscription Agreement dated 5 December 2006 with JP Morgan; and (3) the Note Purchase Agreement dated 5 December 2006 with the Purchasers, in connection with the issue by the Company of Zero Coupon Convertible Notes with an aggregate principal amount of US$240,000,000 (approximately HK$1,872,000,000).

The estimated net proceeds of the Convertible Note Issue, after deduction of commission and other expenses, are US$235,150,000 (approximately HK$1,834,170,000). The Directors intend that of the estimated net proceeds approximately 85% will be applied in funding the expansion of the Group's Cotai Mega Resort and the balance as working capital.

Assuming issue of a full US$240,000,000 (approximately HK$1,872,000,000) principal amount of Convertible Notes and full conversion of all of them at the Initial Conversion Price of HK$9.36, 200,000,000 Conversion Shares will be issued, representing approximately (i) 6.07% of the existing issued share capital of the Company, being 3,296,019,361 Shares and (ii) 5.72% of the issued share capital of the Company as enlarged by the Conversion Shares.

Lock-Up Undertakings

The Company has amongst other things given undertakings in the Agreements not to issue any new Shares for a period of 90 days after the Closing Date. Details of these undertakings are set out below.

As is commonplace in transactions of this nature, the Agreements referred to above are all subject to the satisfaction and/or waiver of certain conditions as described in this announcement and may be terminated in certain circumstances as described herein. In such circumstances, some or all of the Agreements may or may not complete and Shareholders and prospective investors in the Company are advised to exercise caution when dealing in its securities.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended at 9.42 a.m. on 4 December 2006 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the Shares on the Stock Exchange with effect from 9.30 a.m. on 7 December 2006.

The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

Merrill Lynch and JP Morgan are acting as joint placing agents.

ML SUBSCRIPTION AGREEMENT

Date: 5 December 2006

Parties: (1) The Company.

(2) Merrill Lynch.

Merrill Lynch

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Merrill Lynch is a third party independent of both the Company and any connected persons of the Company.

Subject to the fulfilment of the conditions set out below under the section headed "Conditions of the ML Subscription Agreement", Merrill Lynch has agreed, inter alia, to subscribe and pay for, or to procure subscribers (who are not connected persons and are third parties independent of the Company and of its connected persons) to subscribe and pay for, an aggregate US$25,000,000 (approximately HK$195,000,000) principal amount of Convertible Notes. Assuming exercise in full of the Conversion Rights attaching to those Convertible Notes an aggregate of 20,833,333 Conversion Shares would fall to be issued at the Initial Conversion Price of HK$9.36 (representing 0.63% of the existing issued Shares and 0.63% of the existing issued Shares as enlarged by those Conversion Shares) and an aggregate of 26,209,677 Conversion Shares would fall to be issued at a Revised Conversion Price (based on the Floor Price) of HK$7.44 (based on an Initial Reference Price of HK$7.80) (representing 0.80% of the existing issued Shares and 0.79% of the existing issued Shares as enlarged by those Conversion Shares).

Conditions of the ML Subscription Agreement

Completion of this Agreement is not conditional upon completion of either of the other Agreements. The obligations of Merrill Lynch to subscribe or procure subscribers for the Convertible Notes under the ML Subscription Agreement are subject to conditions precedent to the following effect, amongst others:

1. the Stock Exchange having agreed, subject to any conditions satisfactory to Merrill Lynch, to list the Conversion Shares; and

2. prior to the Closing Date, (i) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible

Conditions of the JPM Subscription Agreement

Completion of this Agreement is not conditional upon completion of either of the other Agreements. The obligations of JP Morgan to subscribe or procure subscribers for the Convertible Notes under the JPM Subscription Agreement are subject to conditions precedent to the following effect, amongst others:

1. the Stock Exchange having agreed, subject to any conditions satisfactory to JP Morgan, to list the Conversion Shares; and

2. prior to the Closing Date, (i) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change in the rating accorded the Company or any Subsidiary or any of the debt securities of the Company or any Subsidiary or in the rating outlook for the Company or any Subsidiary by any "nationally recognized statistical rating organization", as such term is defined for purposes of Rule 436(g)(2) under the US Securities Act provided, however, this provision shall not apply to any downgrading or potential downgrading resulting solely from the issuance of the Convertible Notes and (ii) there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and any of its Subsidiaries, taken as a whole, from that set forth in the Public Documents (as defined in the JPM Subscription Agreement) that, in the judgement of JP Morgan, is material and adverse.

Lock-Up Undertakings

The Company has undertaken to JP Morgan in the JPM Subscription Agreement that for a period of 90 days from and including the Closing Date, the Company will not (a) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, either conditionally or unconditionally, or directly or indirectly, or otherwise, any Shares or any securities of the same class as the Shares or Convertible Notes or any interests in Shares or Convertible Notes or any securities convertible into or exercisable or exchangeable for or substantially similar to any Shares or Convertible Notes or interest in Shares or Convertible Notes or (collectively, the "**JPM Locked Securities**"), (b) enter into, or agree (conditionally or unconditionally) to enter into, a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such JPM Locked Securities, whether any of these transactions are to be settled by delivery of JPM Locked Securities or other securities, in cash or otherwise or (c) publicly announce any intention to enter into or effect any such transaction described in (a) or (b) above without first having obtained the written consent of JP Morgan. This will not restrict the Company from the issuance of

Subject to the foregoing, the Note Purchase Agreement is expected to be completed, and Convertible Notes to be issued under it, on the Closing Date.

Lock-up Undertaking

The Company has undertaken to the Purchasers in the Note Purchase Agreement that, for a period of 90 days from and including the Closing Date, the Company will not, (a) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, either conditionally or unconditionally, or directly or indirectly, or otherwise, any Shares or any securities of the same class as the Shares or Convertible Notes or any interests in Shares or Convertible Notes or any securities convertible into or exercisable or exchangeable for or substantially similar to any Shares or Convertible Notes or interest in Shares or Convertible Notes or (collectively, the "**Purchaser Locked Securities**"), (b) enter into, or agree (conditionally or unconditionally) to enter into, a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such Purchaser Locked Securities, whether any of these transactions are to be settled by delivery of Purchaser Locked Securities, whether any of these transactions are to be settled by delivery of Purchaser Locked Securities or other securities, in cash or otherwise, or (c) publicly announce any intention to enter into or effect any such transaction described in (a) or (b) above without first having obtained the written consent of the Lead Purchaser. This will not restrict the Company from the issuance of Shares: (i) pursuant to the terms of any employee share option scheme of the Company; (ii) in connection with the issuance of bonus or scrip dividend or similar arrangements which provide for the allotment of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with its articles of association; (iii) as a result of the conversion of any outstanding convertible bonds, including the Convertible Notes; and (iv) in connection with a one-time primary offering of Shares, the gross proceeds of which shall not exceed US$300 million translated into Hong Kong dollars.

Termination

The Note Purchase Agreement may be terminated in certain circumstances, commonplace in transactions of this nature. Amongst others, it includes provisions to the effect that the Lead Purchasers may terminate the Note Purchase Agreement if prior to the Closing Date:

1. trading generally is suspended or materially limited on, or by, any of the New York Stock Exchange, the Nasdaq Global Market or the Stock Exchange;

2. trading of any securities of the Company or any of its Subsidiaries is suspended on any exchange or in any over-the-counter market;

3. there is material disruption in securities settlement, payment or clearance services in the United States or Hong Kong;

Lynch, to list the Conversion Shares; and

2. prior to the Closing Date, (i) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change in the rating accorded the Company or any Subsidiary or any of the debt securities of the Company or any Subsidiary or in the rating outlook for the Company or any Subsidiary by any "nationally recognized statistical rating organization", as such term is defined for purposes of Rule 436(g)(2) under the US Securities Act, provided however, this provision shall not apply to any downgrading or potential downgrading resulting solely from the issuance of the Convertible Notes and (ii) there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and any of its Subsidiaries, taken as a whole, from that set forth in the Public Documents (as defined in the ML Subscription Agreement) that, in the judgement of Merrill Lynch, is material and adverse.

Lock-Up Undertakings

The Company has undertaken to Merrill Lynch in the ML Subscription Agreement that for a period of 90 days from and including the Closing Date, the Company will not (a) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, either conditionally or unconditionally, or directly or indirectly, or otherwise, any Shares or any securities of the same class as the Shares or Convertible Notes or any interests in Shares or Convertible Notes or any securities convertible into or exercisable or exchangeable for or substantially similar to any Shares or Convertible Notes or interest in Shares or Convertible Notes or (collectively, the "ML Locked Securities"), (b) enter into, or agree (conditionally or unconditionally) to enter into, a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such ML Locked Securities, whether any of these transactions are to be settled by delivery of ML Locked Securities or other securities, in cash or otherwise or (c) publicly announce any intention to enter into or effect any such transaction described in (a) or (b) above without first having obtained the written consent of Merrill Lynch. This will not restrict the Company from the issuance of Shares under the following circumstances: (i) pursuant to the terms of any employee share option scheme of the Company; (ii) in connection with the issuance of bonus or scrip dividend or similar arrangements which provide for the allotment of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with its articles of association; (iii) as a result of the conversion of any outstanding convertible bonds, including the Convertible Notes; and (iv) in connection with a one-time primary offering of Shares, the gross proceeds of which shall not exceed US$300 million translated into Hong Kong dollars.

Termination

The ML Subscription Agreement may be terminated in certain circumstances, commonplace in transactions of this nature. Amongst others, it includes provisions to the effect that Merrill Lynch may terminate the ML Subscription Agreement if prior to the Closing Date:

1. trading generally is suspended or materially limited on, or by, any of the New York Stock Exchange, the Nasdaq Global Market or the Stock Exchange;

2. trading of any securities of the Company or any of its Subsidiaries is suspended on any exchange or in any over-the-counter market;

3. there is material disruption in securities settlement, payment or clearance services in the United States or Hong Kong;

4. any moratorium on commercial banking activities is declared by Federal, New York State or Hong Kong authorities; or

5. there is any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the judgment of Merrill Lynch, is material and adverse and which, singly or together with any other event specified in this sub-paragraph (5), makes it, in the judgment of Merrill Lynch, impracticable or inadvisable to proceed with the offer, sale or delivery of the Convertible Notes.

Subject to the foregoing, the ML Subscription Agreement is expected to be completed, and Convertible Notes to be issued under it, on the Closing Date.

JPM SUBSCRIPTION AGREEMENT

Date: 5 December 2006

Parties: (1) The Company.

(2) JP Morgan.

JP Morgan

JP Morgan, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, is a third party independent of both the Company and any connected persons of the Company.

Subject to the fulfilment of the conditions set out below under the section headed "Conditions of the JPM Subscription Agreement", JP Morgan has agreed, inter alia, to subscribe and pay for, or procure subscribers (who are not connected persons and are third parties independent of the Company and of its connected persons) to subscribe and pay for, an aggregate US$55,000,000 (approximately HK$429,000,000) principal amount of Convertible Notes.

Assuming exercise in full of the Conversion Rights attaching to those Convertible Notes an aggregate of 45,833,333 Conversion Shares would fall to be issued at the Initial Conversion Price of HK$9.36 (representing 1.39% of the existing issued Shares and 1.37% of the existing issued Shares as enlarged by those Conversion Shares) and an aggregate of 57,661,290 Conversion Shares would fall to be issued at a Revised Conversion Price (based on the Floor Price) of HK$7.44 based on an Initial Reference Price of HK$7.80 (representing 1.75% of the existing issued Shares and 1.72% of the existing issued Shares as enlarged by those Conversion Shares).

in part, any of the economic consequences of ownership of such JPM Locked Securities, whether any of these transactions are to be settled by delivery of JPM Locked Securities or other securities, in cash or otherwise or (c) publicly announce any intention to enter into or effect any such transaction described in (a) or (b) above without first having obtained the written consent of JP Morgan. This will not restrict the Company from the issuance of Shares under the following circumstances: (i) pursuant to the terms of any employee share option scheme of the Company; (ii) in connection with the issuance of bonus or scrip dividend or similar arrangements which provide for the allotment of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with its articles of association; (iii) as a result of the conversion of any outstanding convertible bonds, including the Convertible Notes; and (iv) in connection with a one-time primary offering of Shares, the gross proceeds of which shall not exceed US$300 million translated into Hong Kong dollars.

Termination

The JPM Subscription Agreement may be terminated in certain circumstances, commonplace in transactions of this nature. Amongst others, it includes provisions to the effect that JP Morgan may terminate the JPM Subscription Agreement if prior to the Closing Date:

1. trading generally is suspended or materially limited on, or by, any of the New York Stock Exchange, the Nasdaq Global Market or the Stock Exchange;

2. trading of any securities of the Company or any of its Subsidiaries is suspended on any exchange or in any over-the-counter market;

3. there is material disruption in securities settlement, payment or clearance services in the United States or Hong Kong;

4. any moratorium on commercial banking activities is declared by Federal, New York State or Hong Kong authorities; or

5. there is any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the judgment of JP Morgan, is material and adverse and which, singly or together with any other event specified in this sub-paragraph (5), makes it, in the judgment of JP Morgan, impracticable or inadvisable to proceed with the offer, sale or delivery of the Convertible Notes.

Subject to the foregoing, the JPM Subscription Agreement is expected to be completed, and Convertible Notes to be issued under it, on the Closing Date.

NOTE PURCHASE AGREEMENT

Date: 5 December 2006

Parties: (1) The Company.

(2) The Purchasers.

Purchasers

The Purchasers, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, are third parties independent of both the Company and any connected persons of the Company. There are four Purchasers and they are all international investment funds. Together with Merrill Lynch and JP Morgan, there are thus six persons committed to subscribing for the Convertible Notes.

The Purchasers, severally and not jointly, have agreed, inter alia, to purchase from the Company in aggregate US$160,000,000 (approximately HK$1,248,000,000) principal amount of Convertible Notes at the Purchase Price of 100% of the principal amount.

Assuming exercise in full of the Conversion Rights attaching to those Convertible Notes an aggregate of 133,333,333 Conversion Shares would fall to be issued at the Initial Conversion Price of HK$9.36 (representing 4.05% of the existing issued Shares and 3.89% of the existing issued Shares as enlarged by those Conversion Shares) and an aggregate of 167,741,935 Conversion Shares would fall to be issued at a Revised Conversion Price (based on the Floor Price) of HK$7.44 based on an Initial Reference Price of HK$7.80 (representing 5.09% of the existing issued Shares and 4.84% of the existing issued Shares as enlarged by those Conversion Shares).

Conditions of the Note Purchase Agreement

Completion of this Agreement is not conditional upon completion of either of the other Agreements. The obligations of the Purchasers to purchase the Convertible Notes under the Note Purchase Agreement are subject to conditions precedent to the following effect, amongst others. The Company's obligation to issue the Convertible Notes to the Purchasers is subject to the following conditions:

1. receipt by the Company of immediately available funds in the full amount of the Purchase Price for the relevant Convertible Notes; and

2. the representations and warranties made by the Purchasers being accurate and the fulfillment in all material respects of those undertakings of the Purchasers to be fulfilled prior to the Closing Date.

The obligations of the Purchasers to purchase and pay for the Convertible Notes on the Closing Date are subject to conditions to the following effect, amongst others:

1. prior to the Closing Date, (i) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change in the rating accorded the Company or any Subsidiary or any of the debt securities of the Company or any Subsidiary or in the rating outlook for the Company or any Subsidiary by any "nationally recognized statistical rating organization," as such term is defined for purposes of Rule 436(g)(2) under the US Securities Act provided, however, this provision shall not apply to any downgrading or potential downgrading resulting solely from the issuance of the Convertible Notes and (ii) there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its Subsidiaries, taken as a whole, from that set forth in the Public Documents (as defined in the Note Purchase Agreement) that, in the judgment of the Purchasers, is material and adverse; and

2. conditional approval by the Stock Exchange in respect of the listing and permission to deal in the Conversion Shares.

Stock Exchange, the Nasdaq Global Market or the Stock Exchange;

2. trading of any securities of the Company or any of its Subsidiaries is suspended on any exchange or in any over-the-counter market;

3. there is material disruption in securities settlement, payment or clearance services in the United States or Hong Kong;

4. any moratorium on commercial banking activities is declared by Federal, New York State or Hong Kong authorities; or

5. there is any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the judgment of the Lead Purchasers, is material and adverse and which, singly or together with any other event specified in this sub-paragraph (5), makes it, in the judgment of the Lead Purchaser, impracticable or inadvisable to proceed with the offer, sale or delivery of the Convertible Notes.

Subject to the foregoing, the Note Purchase Agreement is expected to be completed, and Convertible Notes to be issued under it, on the Closing Date.

PRINCIPAL TERMS OF THE CONVERTIBLE NOTES

The principal material terms of the Convertible Notes, which will be constituted by the Indenture, are summarised as follows:

Principal Amount

The aggregate principal amount of the Convertible Notes will be US$240,000,000 (approximately HK$1,872,000,000).

Issue Price and Redemption Price

100% of the principal amount of the Convertible Notes.

Maturity

The expected maturity date is 14 December 2011 (assuming the Closing Date is 14 December 2006) subject as mentioned below.

Yield to Maturity

Nil

Conversion Right

Conversion Period

A Holder will have the right to convert the Convertible Notes in whole or in part, into Shares at any time during the Conversion Period provided that any conversion shall be in a minimum denomination of US$1,000,000 and integral multiples of US$1,000 in excess thereof. The Conversion Right may be exercised, at the option of the Holder, at any time during the Conversion Period, provided that if a Change of Control has occurred, the Conversion Right attaching to any Convertible Note may be exercised, at the option of the Holder, at any time after the Issue Date up to the Maturity Date.

Conversion Ratio

The number of Shares to be issued on conversion of a Convertible Note will be determined by dividing the principal amount of the Convertible Note to be converted by the Conversion Price in effect on the Conversion Date.

Conversion Price

The price at which Shares will be issued upon conversion will be the Conversion Price.

The Initial Conversion Price of HK$9.36 per Conversion Share represents a 11.43% premium to the closing price of HK$8.40 per Share quoted on the Stock Exchange on 1 December 2006, being the last trading day prior to suspension of trading in the Shares, and a 11.38% premium to the average closing price of HK$8.404 per Share quoted on the Stock Exchange for the last five trading days up to and including 1 December 2006.

A Revised Conversion Price (based on the Floor Price) of HK$7.44 per Conversion Share (based on the Floor Price and the Initial Conversion Price) represents a 11.43% discount to the closing price of HK$8.40 per Share quoted on the Stock Exchange on 1 December 2006 being the last trading day prior to suspension of trading in the Shares, and a 11.47% discount to the average closing price of HK$8.404 per Share quoted on the Stock Exchange for the last five trading days up to and including 1 December 2006.

The Revised Conversion Price (based on the Floor Price) is the minimum conversion price, no Conversion Shares will be issued below such price under the Agreements. Assuming full conversion of US$240,000,000 principal amount of Convertible Notes at a Revised Conversion Price of HK$7.44 (based on the Floor Price), a maximum 251,612,903 Conversion Shares will be issued, representing approximately 7.63% of the existing issued share capital of the Company and approximately 7.09% of the existing issued share capital of the Company as enlarged by the Conversion Shares.

The Conversion Price will be subject to adjustment on the happening of certain events, as is typically seen in securities of this nature. These include a consolidation on subdivision then prevailing traded prices of Shares, and the issue of new Shares at a price below then prevailing Market Prices.

The Conversion Price and its adjustments were determined after arm's length negotiations with JP Morgan, Merrill Lynch and the Purchasers and the Directors consider it to be fair and reasonable bearing in mind that the Convertible Notes will not carry interest.

Revival and/or Survival after Default

If (a) the Company shall default in making payment in full in respect of any Convertible Note which shall have been called for redemption on the date fixed for redemption thereof, (b) any Convertible Note has become due and payable prior to the Maturity Date by reason of the occurrence of an event of default thereunder or (c) any Convertible Note is not redeemed on the Maturity Date, the Conversion Right attaching to such Convertible Note will revive and/or will continue to be exercisable up to, and including, the close of business on the date upon which the full amount of the moneys payable in respect of such Convertible Note has been duly received by each Holder and notice of such receipt has been duly given to the Holders and, notwithstanding the provisions relating to the Conversion Period and Conversion Ratio set out above, any Convertible Note in respect of which the certificate and Conversion Notice are deposited for conversion prior to such date shall be converted on the relevant Conversion Date notwithstanding that the full

amount of the moneys payable in respect of such Convertible Note shall have been received by the Holders before such Conversion Date or that the Conversion Period may have expired before such Conversion Date.

Reset Mechanism

If the average Market Price for the Shares for any of the eight 13 consecutive-week periods (each, a "Relevant Period") beginning on the Issue Date and ending prior to the second anniversary of the Issue Date is lower than the then applicable Initial Reference Price, then the then applicable Initial Reference Price shall be revised at the beginning of the next Relevant Period and be for such next Relevant Period the greater of (x) such average Market Price for the preceding Relevant Period and (y) the Floor Price, and such then applicable Initial Reference Price as so revised shall constitute the Revised Reference Price for such next Relevant Period, subject to adjustment pursuant to the terms of the Indenture.

If the average Market Price for the Shares for any Relevant Period is equal to or greater than the then applicable Initial Reference Price, then the Initial Reference Price shall be revised at the beginning of the next Relevant Period and be for such next Relevant Period the lesser of (x) such average Market Price for the preceding Relevant Period and (y) the Cap Price, and such then applicable Initial Reference Price as so revised shall constitute the Revised Reference Price for such next Relevant Period, subject to adjustment pursuant to the terms of the Indenture.

The Revised Reference Price in effect on the date immediately prior to the second anniversary of the Issue Date will constitute the Revised Reference Price for all purposes thereafter, subject to adjustment pursuant to the terms of the Indenture.

Transfer

A Holder of a Convertible Note will be permitted to freely transfer and assign all of its rights and obligations under the Convertible Note to a transferee in a minimum denomination of US$1,000,000 and integral multiples of US$1,000 in excess thereof, provided the transferee represents that it is not a listed gaming company or any entity controlled by a listed gaming company.

Redemption

On or at any time after the first anniversary (expected to be 14 December 2007) of the Closing Date, the Company may, having given not less than 30 nor more than 60 days notice to the Holders, redeem, on one or more occasions at 100% of the principal amount thereof up to one-third of the principal amount of the Convertible Notes in the aggregate for all outstanding Convertible Notes but (i) the first such redemption may be made only if the Market Price of the Shares for each of any 30 dealing days falling within a period of 40 consecutive dealing days, the last day of which period occurs no more than five dealing days prior to the date upon which notice of such redemption is given, was at least 130% of the then applicable Initial Reference Price, (ii) the second such redemption may be made only if the Market Price of the Shares for each of any 30 dealing days falling within a period of 40 consecutive dealing days (which may be the same 40-day period referred to in sub-paragraph (i)), the last day of which period occurs no more than five dealing days prior to the date upon which notice of such redemption is given, was at least 145% of the then applicable Initial Reference Price and (iii) the third such redemption may be made only if the Market Price of the Shares for each of any 30 dealing days falling within a period of 40 consecutive dealing days (which may be the same 40-day period referred to in sub-paragraph (ii)), the last day of which period occurs no more than five dealing days prior to the date upon which notice of such redemption is given, was at least 160% of the then applicable Initial Reference Price then in effect.

If a Change of Control occurs with respect to the Company at any time between the Issue Date and the Maturity Date, each Holder shall have the right at such Holder's option, to require the Company to repurchase all (or any portion of the principal amount thereof in a minimum denomination of US$1,000,000 and integral multiples of US$1,000 in excess thereof) of such Holder's Convertible Notes on the date set by the Company for such repurchase at a price equal to 100% of the outstanding principal amount thereof.

Final Redemption at Maturity

Unless previously redeemed and cancelled, or converted, the Company will redeem the Convertible Notes on the Maturity Date at a price payable in cash equal to 100% of the unpaid principal amount thereof. The Convertible Notes may be redeemed prior to the Maturity Date only as described above.

Form of the Convertible Notes

The Convertible Notes will be constituted by the Indenture and issued in registered form in a minimum denomination of US$1,000,000 and integral multiples of US$1,000.

Ranking of the Convertible Notes

The Convertible Notes will constitute direct, unsubordinated, unconditional and (subject as mentioned in the paragraph headed "Negative Pledge" below) unsecured obligations of the Company and shall at all times rank *pari passu* and without any preference or priority among themselves. The payment obligations of the Company under the Convertible Notes will, save for such exceptions as may be provided by applicable legislation and (subject as mentioned in the paragraph headed "Negative Pledge" below) at all times rank at least equally with all of its other present and future unsecured and unsubordinated obligations.

Listing

The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares. No application will be made for the listing of, and permission to deal in, the Convertible Notes or Conversion Shares on any other stock exchange.

Negative Pledge

So long as any Convertible Note remains outstanding, the Company will not, and the Company will not permit any of its Subsidiaries to, create or permit to subsist, any mortgage, charge, pledge, lien or other form of encumbrance or security interest upon the whole or any part of its undertaking, assets or revenues, present or future, to secure any International Investment

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange was suspended at 9.42 a.m. on 4 December 2006 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the Shares on the Stock Exchange with effect from 9.30 a.m. on 7 December 2006.

As is commonplace in transactions of this nature, completion of the Agreements is subject to the satisfaction and/or waiver of certain conditions as described in this announcement and they may be terminated in certain circumstances as described herein.

As some or all of the Agreements may or may not complete, Shareholders and prospective investors in the Company are advised to exercise caution when dealing in its securities.

DEFINITIONS

In this announcement, the following terms have the meanings set opposite them.

"Agreements"	the ML Subscription Agreement, JPM Subscription Agreement and Note Purchase Agreement
"Cap Price"	the Initial Reference Price
"Company"	Galaxy Entertainment Group Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Completion"	completion of one or more of the Agreements as the case may be
"Change of Control"	occurs when: (i) any person or persons acting together acquires Control of the Company if such person or persons does not or do not have, and would not be deemed to have, Control of the Company on the Closing Date; or (ii) the Company consolidates with or merges into or sells or transfers all or substantially all of the Company's assets to any other person, unless the consolidation, merger, sale or transfer will not result in the other person or persons acquiring Control over the Company or the successor entity
"Closing Date"	the date (expected to be on or around 14 December 2006) on which the Convertible Notes are first issued
"Control"	the right to appoint and/or remove all or the majority of the members of the Company's board of directors or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise
"Conversion Date"	in respect of a Convertible Note the date on which the Holder delivers a Conversion Notice therefor to the Company
"Conversion Notice"	a notice from a Holder to the Company exercising its Conversion Rights
"Conversion Price"	the price at which Shares will be issued upon exercise of Conversion Rights which will be: (i) to the extent a Holder exercises its Conversion Right with respect to a principal amount of Convertible Notes that have been called for redemption by the Company under the terms of the Indenture, the then applicable Initial Conversion Price translated into U.S. dollars at the Fixed Exchange Rate with respect to such principal amount of Convertible Notes; and (ii) in all other cases, the then applicable Revised Conversion Price translated into U.S. dollars at the Fixed Exchange Rate, subject to adjustments
"Conversion Period"	in respect of a Convertible Note, the period commencing on and after the date that is six months after the Closing Date (expected to be 14 June 2007) up to the Maturity Date or if such Convertible Note shall have been called for redemption before the Maturity Date, then up to the close of business on the date two business days prior to the date fixed for redemption thereof
"Conversion Right"	the rights of a Holders under the Convertible Notes to convert the principal amount thereof into Shares
"Conversion Shares"	Shares issuable on exercise of Conversion Rights
"Convertible Note Issue"	the subscription and issue of the Convertible Notes under the Agreements
"Convertible Note(s)"	the zero-coupon convertible notes to be issued by the Company as described herein
"Directors"	directors of the Company
"Dr. Lui"	Dr. Lui Che Woo, the Chairman of the Company
"Fixed Exchange Rate"	the rate of US$1.00=HK$7.80
"Floor Price"	the Initial Reference Price multiplied by 0.79487 and rounded to the nearest two decimal places

[illegible] Investment Securities unless, at the same time or prior thereto, the Company's obligations under the Convertible Notes (a) are secured equally and rateably therewith to the satisfaction of the Trustee, or (b) have the benefit of such other security, guarantee, indemnity or other arrangement as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the Holders or as shall be approved by the Trustee.

The Company will not, directly or indirectly, incur, assume or permit to exist any lien of any nature whatsoever on any of its assets or properties of any kind, whether owned at the Issue Date or thereafter acquired, except certain permitted liens, unless the Convertible Notes are secured equally and ratably with (or, if the obligation to be secured by the lien is subordinated in right of payment to the Convertible Notes, prior to) the obligations so secured for so long as such obligations are so secured.

EFFECTS OF CONVERSION ON ISSUED SHARE CAPITAL OF THE COMPANY

Assuming issue of a full US$240,000,000 (approximately HK$1,872,000,000) principal amount of Convertible Notes and full conversion of them all at:

(a) the initial Conversion Price of HK$9.36, 200,000,000 Conversion Shares will be issued, representing approximately (i) 6.07% of the existing issued share capital of the Company of 3,296,019,361 Shares and (ii) 5.72% of the existing issued share capital of the Company as enlarged by the Conversion Shares;

(b) a Conversion Price of HK$7.44, (based on the Floor Price and the Initial Reference Price) 251,612,903 Conversion Shares will be issued, representing approximately (i) 7.63% of the existing issued share capital of the Company of 3,296,019,361 Shares and (ii) 7.09% of the existing issued share capital of the Company as enlarged by the Conversion Shares.

Set out below is the shareholding structure of the Company as at the date of this announcement showing the effect of full conversion of US$240,000,000 aggregate principal amount of Convertible Notes at the Initial Conversion Price of HK$9.36, assuming there is no change in the issued share capital of the Company before the conversion of the Convertible Notes:

	At date of announcement		Immediately after full conversion of the Convertible Notes at the Initial Conversion Price of HK$9.36		Immediately after full conversion of the Convertible Notes at a Revised Conversion Price (based on the Floor Price) of HK$7.44	
	No. of shares	%	*No. of shares*	%	*No. of shares*	%
K. Wah International Holdings Limited	614,984,047	18.66	614,984,047	17.59	614,984,047	17.34
Dr. Lui, his spouse, companies controlled by Dr. Lui and family trusts	1,381,606,735	41.92	1,381,606,735	39.52	1,381,606,735	38.94
Other Directors	180,105,190	5.46	180,105,190	5.15	180,105,190	5.08
Other Connected Persons	244,071,556	7.41	244,071,556	6.98	244,071,556	6.88
Public Shareholders	875,251,833	26.55	1,075,251,833	30.76	1,126,864,736	31.76
Total	3,296,019,361	100	3,496,019,361	100	3,547,632,264	100

1. "Other Directors" refers to Mr. Francis Lui Yiu Tung, Ms. Paddy Lui Wai Yu, Mr. William Lo Chi Chung, Mr. Chee Ying Keung all of whom are executive Directors and Dr. Charles Cheung Wai Bun an independent non-executive Director (including corporate interests)

2. "Other Connected Persons" refers to certain family members of Dr. Lui (including corporate interests) and Future Leader Management Limited

NET PROCEEDS, REASONS FOR AND BENEFITS OF THE CONVERTIBLE NOTE ISSUE

The estimated net proceeds of the Convertible Note Issue after deduction of commission and other expenses are US$235,150,000 (approximately HK$1,834,170,000). At present the Directors intend that of the estimated net proceeds approximately 85% will be applied in funding the expansion of the Group's Cotai Mega Resort and as working capital.

The Directors of the Company consider that the Convertible Note Issue will strengthen the capital base of the Company. They will raise significant capital for the Company without the interest costs often associated with debt finance and, assuming conversions of the Convertible Notes, will increase its permanent equity capital.

The Directors consider that the terms of the Agreements fair and reasonable and in the best interest of the Shareholders and the Company as a whole.

INFORMATION ON THE GROUP

The Group is principally engaged in the gaming and entertainment business in Macau. The Group is also engaged in the manufacture, sale and distribution of construction materials in Hong Kong, Macau and the Mainland China.

FUND RAISING IN THE LAST 12 MONTHS

The Company has not issued any equity securities or convertible notes to raise funds in the 12 months immediately preceding the date of this announcement.

GENERAL

The Conversion Shares issuable upon conversion of the Convertible Notes by the Company will be issued pursuant to the general mandate granted to the Directors at the annual general meeting held on 29 June 2006. At the date of this announcement, no Share has been allotted and issued pursuant to such general mandate.

Merrill Lynch and JP Morgan are acting as joint placing agents.

The Company will make further announcements as and when appropriate to keep Shareholders informed with respect to completion of the Agreements.

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Holder(s)"	holder(s) of the Convertible Note(s)
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China
"Indenture"	an indenture to be entered into by the Company and the Trustee constituting the Convertible Notes and setting out the terms and conditions applicable to them
"Initial Conversion Price"	the then applicable Initial Reference Price multiplied by 1.20
"Initial Reference Price"	HK$7.80 per Share subject to adjustment pursuant to the terms of the Indenture
"International Investment Securities"	bonds, debentures, notes or other investment securities, denominated in Hong Kong dollars or otherwise, with a maturity of not less than one year which are for the time being, or are intended to be quoted, listed, ordinarily dealt in or traded on any stock exchange, quotation system or over-the-counter market or other securities market outside Hong Kong
"Issue Date"	the date of issue of the Convertible Notes, which is expected to be the Closing Date
"J P Morgan"	J.P. Morgan Securities Limited
"JPM Subscription Agreement"	a subscription agreement dated 5 December 2006 between the Company and JP Morgan relating to the placing and issue of US$55,000,000 (approximately HK$429,000,000) principal amount of Convertible Notes
"Lead Purchaser"	the Purchaser acting as the representative of the Purchasers for the purposes of the Note Purchase Agreement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Market Price"	in respect of a Share for any date, the closing price published in the Stock Exchange's daily quotations sheet for shares traded on the Stock Exchange (or, if the Shares are no longer listed on the Stock Exchange, the equivalent quotations sheet of an alternative stock exchange, as the case may be) for one Share (assuming a transaction in a board lot) for such date
"Maturity Date"	the final day on which the Convertible Notes will become due and payable, which is expected to be 14 December 2011
"Merrill Lynch"	Merrill Lynch Far East Limited
"ML Subscription Agreement"	a subscription agreement dated 5 December 2006 between the Company and Merrill Lynch relating to the placing and issue of US$25,000,000 (approximately HK$195,000,000) principal amount of Convertible Notes
"Note Purchase Agreement"	a purchase agreement dated 5 December 2006 between the Company and the Purchasers relating to the issue and purchase of in aggregate US$160,000,000 (approximately HK$1,248,000,000) principal amount of Convertible Notes
"Purchase Price"	in respect of a Convertible Note, 100% of the principal amount thereof
"Purchasers"	four independent third parties, all of which are international investment funds
"Revised Conversion Price"	the Revised Reference Price multiplied by 1.20
"Revised Reference Price"	the price determined as referred to in the paragraph headed "Principal Terms of the Convertible Notes — Reset Mechanism"
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holders of Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsidiary"	a subsidiary of the Company
"Trustee"	the trustee, to be appointed in the Indenture, of the Convertible Notes
"US$" or "U.S. dollars"	US dollars, the lawful currency of the United States of America

For the purposes of this announcement certain sums in US$ have been translated into HK$ at the rate of US$1.00 = HK$7.80.

As at the date of this announcement, the executive Directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive Director is Mr. Moses Cheng Mo Chi; and the independent non-executive Directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 6 December 2006

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本公佈並不構成出售證券之要約或要約購買證券之邀請，而本公佈或當中任何內容亦不構成任何合約或承諾之基準。

本公佈不是在美利堅合眾國出售證券之要約。證券並未亦將不會在美利堅合眾國註冊，不得在美利堅合眾國或向美國人士（定義見一九三三年美利堅合眾國證券法S規例修訂版（「證券法」））提呈發售或出售，惟倘已根據證券法登記或根據證券法可獲豁免登記除外。證券既時並無在美利堅合眾國公開發售。

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

（於香港註冊成立的有限公司）

（股份代號：27）

恢復買賣
及
發行於二零一一年到期之零息可換股票據

本公司已(1)於二零零六年十二月五日與美林訂立美林認購協議；(2)於二零零六年十二月五日與摩根大通訂立摩根大通認購協議；及(3)於二零零六年十二月五日與買方訂立票據購買協議，內容有關本公司發行本金總額240,000,000美元（約1,872,000,000港元）之零息可換股票據。

經扣減佣金及其他開支後，發行可換股票據之估計所得款項淨額為235,150,000美元（約1,834,170,000港元）。董事計劃將估計所得款項淨額約85%用作擴充本集團的路氹城大型娛樂渡假中心，餘額則撥充營運資金。

假設全數發行本金額240,000,000美元（約1,872,000,000港元）之可換股票據，並按初步換股價9.36港元全數轉換所有可換股票據，將會發行200,000,000股轉換股份，約佔(i)本公司現有已發行股本（即3,296,019,361股股份）之6.07%；及(ii)本公司經轉換股份擴大之現有已發行股本5.72%。

禁售承諾

本公司已（其中包括）在該等協議內承諾不會在完成日後90天內發行任何新股。此等承諾之詳情載於下文。

誠如此性質之交易所常見，上述所有該等協議須待本公佈所述之若干條件達成及／或獲豁免後，方可作實，並可在本公佈所載之若干情況下終止。在此等情況下，鑑於該等協議之部分或全部可能會亦可能不會完成，本公司股東及有意投資者買賣本公司證券時，務請審慎行事。

應本公司要求，股份已於二零零六年十二月四日上午九時四十二分起暫停買賣，以待發出本公佈。本公司已申請股份於二零零六年十二月七日上午九時三十分起恢復在聯交所買賣。

本公司將向聯交所申請批准轉換股份上市及買賣。

聯席配售代理現由美林及摩根大通擔任。

美林認購協議

訂約日期：　二零零六年十二月五日

訂約方：　(1)　本公司

　　　　　(2)　美林

美林

據董事作出一切合理查詢後所深知、盡悉及確信，美林為獨立於本公司及本公司任何關連人士之第三方。

美林同意（其中包括）待下文「美林認購協議之條件」一節所載之條件達成後，認購或促使認購人（並非關連人士，並為獨立於本公司及其關連人士之第三方）認購本金總額25,000,000美元（約195,000,000港元）之可換股票據，並支付或促使認購人支付有關款項。假設全數行使該等可換股票據所附之換股權，將須按初步換股價9.36港元發行合共20,833,333股轉換股份（佔現有已發行股份0.63%及佔經該等轉換股份擴大之現有已發行股份0.63%），並須按經修訂換股價（以底價為基準）7.44港元（以初步參考價7.80港元為基準）發行合共26,209,677股轉換股份（佔現有已發行股份0.80%及佔經該等轉換股份擴大之現有已發行股份0.79%）。

美林認購協議之條件

本協議毋須待其餘該等協議之任何一份完成後，方可完成。根據美林認購協議，美林認購或促使認購人認購可換股票據之責任，須待具有以下效力之先決條件達成後方始作實，其中包括：

1. 在美林接納任何合意條件之規限下，聯交所同意批准轉換股份上市；及

2. 於完成日前：(i)並無任何「國家認可的統計評級機構」（根據證券法第436(g)(2)條之定義，但此條文不適用於任何純粹因發行可換股票據而產生的任何降級或可能作出的降級），對本公司或其任何附屬公司、或本公司或其任何附屬公司之任何債券、或本公司或其任何附屬公司之評級展望，作出任何降級、或發出任何通知表示有意或可能作出降級、或發出任何通知表示將會進行有關可能變動之審議，但並無顯示可

股份、任何與股份同類之證券、可換股票據、股份或可換股票據之權益、或任何可轉換或行使或交換為或與股份、可換股票據或股份或可換股票據之權益大致相若之任何證券（合稱「摩根大通禁售證券」）；或(b)有條件或無條件訂立或同意訂立具有相同效力之交易、或訂立任何掉期、對沖或其他安排，以全部或部分轉讓有關摩根大通禁售證券之擁有權之任何經濟風險，而不論上述任何交易是以交付摩根大通禁售證券或其他證券、以現金或其他方式交收；或(c)公佈有關訂立或進行上文(a)或(b)項所述任何有關交易之任何意向。在下列情況下，上文所述將不會限制本公司發行股份：(i)根據本公司任何僱員認股權計劃之條款；(ii)根據本公司之章程細則發行紅股、以股代息或類似安排，規定配發股份以代替本公司全部或部分之股份股息；(iii)因轉換任何已發行之可換股債券，包括可換股票據；及(iv)就一次性初次提呈發售股份而發行，而所得款項總額不超過300,000,000美元換算為港元之款額。

終止

摩根大通認購協議可在此性質之交易中常見之若干情況下終止，其中包括具有倘於完成日前發生下列事項，摩根大通可終止摩根大通認購協議之相同效力條文：

1. 紐約證券交易所、納斯達克全球市場或聯交所被全面暫停或嚴重限制證券買賣或全面暫停或嚴重限制證券買賣；

2. 本公司或其任何附屬公司之任何證券在任何交易所或任何場外交易市場中暫停買賣；

3. 美國或香港之證券交收、付款或結算服務嚴重受阻；

4. 美國聯邦、紐約州或香港機關宣佈暫停任何商業銀行活動；或

5. 任何敵對事件爆發或升級、金融市場、貨幣匯率或外匯管制出現任何變化，或發生任何災禍或危機，基於摩根大通的判斷屬於重大不利，而若單獨發生或與本第(5)分段所訂明之任何其他事件一同發生，據摩根大通所判斷，將使繼續提呈發售、出售或交付可換股票據變得不切實可行或不明智。

在上文所述之規限下，預期於完成日完成摩根大通認購協議及據此發行可換股票據。

可換股票據之主要條款

以下概述以契約組成之可換股票據之主要重大條款：

本金額

可換股票據之本金總額將為240,000,000美元（約1,872,000,000港元）。

發行價及贖回價

為可換股票據本金額之100%。

到期

假設完成日為二零零六年十二月十四日，預期到期日為二零一一年十二月十四日，惟須受下文所限。

到期收益率

無

換股權

換股期

持有人將有權於換股期內，隨時將全部或部分可換股票據轉換為股份，惟任何換股應以最低面額1,000,000美元進行，倘超過1,000,000美元，則為1,000美元之整倍數。換股權可於換股期內由持有人選擇隨時行使，但無論如何不得遲於到期日，或倘上述可換股票據已於到期日前被要求贖回，則直至定為贖回票據當日之前兩個營業日之營業時間結束時為止；惟倘若發生控制權變動，任何可換股票據所附之換股權則可於發行日至到期日期間，由持有人隨時選擇行使。

換股比率

轉換可換股票據時將予發行之股份數目，將按有待轉換之可換股票據本金額除以換股日生效之換股價釐定。

換股價

換股價是用於換股時計算發行股份之價格。

降級），對本公司或其任何附屬公司、或本公司或其任何附屬公司之任何債券、或本公司或其任何附屬公司之評級展望，作出任何降級、或發出任何通知表示有意或可能作出降級，或發出任何通知表示將會進行有關可能變動之審議，但並無顯示可能變動之方向；及(ii)本公司及任何附屬公司之財務或其他狀況、或盈利、業務或經營，與公司文件（定義見美林認購協議）所載者相比並無出現任何變動，或任何涉及可能變動的事態發展，而基於美林的判斷，該等變動或事態發展整體而言屬於重大不利的變動或事態發展。

禁售承諾

本公司已在美林認購協議內向美林承諾，在完成日後90天內（含完成日），未經美林事先書面同意，本公司將不會(a)有條件或無條件提呈發售、出售、訂約出售、抵押、授出任何認股權以購買、賣空或以其他方式處置（不論直接或間接或以其他方式）任何股份、任何與股份同類之證券、可換股票據、股份或可換股票據之權益、或任何可轉換或行使或交換為或與股份、可換股票據或股份或可換股票據之權益大致相若之任何證券（合稱「美林禁售證券」）；或(b)有條件或無條件訂立或同意訂立具有相同效力之交易，或訂立任何掉期、對沖或其他安排，以全部或部分轉讓有關美林禁售證券之擁有權之任何經濟風險，而不論上述任何交易是以交付美林禁售證券或其他證券、以現金或其他方式交收；或(c)公佈有關訂立或進行上文(a)或(b)項所述任何有關交易之任何意向。在下列情況下，上文所述將不會限制本公司發行股份：(i)根據本公司任何僱員認股權計劃之條款；(ii)根據本公司之章程細則發行紅股、以股代息或類似安排，規定配發股份以代替本公司全部或部分之股份股息；(iii)因轉換任何已發行之可換股債券，包括可換股票據；及(iv)就一次性初次提呈發售股份而發行，而所得款項總額不超過300,000,000美元換算為港元之款額。

終止

美林認購協議可在此性質之交易中常見之若干情況下終止，其中包括具有倘於完成日前發生下列事項，美林可終止美林認購協議之相同效力條文：

1. 紐約證券交易所、納斯達克全球市場或聯交所被全面暫停或嚴重限制證券買賣或全面暫停或嚴重限制證券買賣；
2. 本公司或其任何附屬公司之任何證券在任何交易所或任何場外交易市場中暫停買賣；
3. 美國或香港之證券交收、付款或結算服務嚴重受阻；
4. 美國聯邦、紐約州或香港機關宣佈暫停任何商業銀行活動；或
5. 任何敵對事件爆發或升級、金融市場、貨幣匯率或外匯管制出現任何變化、或發生任何災禍或危機，基於美林的判斷屬於重大不利，而若單獨發生或與本第(5)分段所訂明之任何其他事件一同發生，據美林所判斷，將使繼續提呈發售、出售或交付可換股票據變得不切實可行或不明智。

在上文所述之規限下，預期於完成日完成美林認購協議及據此發行可換股票據。

摩根大通認購協議

訂約日期：	二零零六年十二月五日	
訂約方：	(1)	本公司
	(2)	摩根大通

摩根大通

據董事作出一切合理查詢後所深知、深悉及確信，摩根大通為獨立於本公司及本公司任何關連人士之第三方。

摩根大通同意（其中包括）待下文「摩根大通認購協議之條件」一節所載之條件達成後，認購或促使認購人（並非關連人士，並為獨立於本公司及其關連人士之第三方）認購本金總額55,000,000美元（約429,000,000港元）之可換股票據，並支付或促使有關認購人支付有關款項。

假設全數行使該等可換股票據所附之換股權，將須按初步換股價9.36港元發行合共45,833,333股轉換股份（佔現有已發行股份1.39%及佔經該等轉換股份擴大之現有已發行股份1.37%），並須按經修訂換股價（以底價為基準）7.44港元（以初步參考價7.80港元為基準）發行合共57,661,290股轉換股份（佔現有已發行股份1.75%及佔經該等轉換股份擴大之現有已發行股份1.72%）。

摩根大通認購協議之條件

本協議毋須待其餘該等協議之任何一份完成後，方可完成。根據摩根大通認購協議，摩根大通認購或促使認購人認購可換股票據之責任，須待具有以下效力之先決條件達成後方始作實，其中包括：

1. 在摩根大通接納任何合意條件之規限下，聯交所同意批准轉換股份上市；及
2. 於完成日前：(i)並無任何「國家認可的統計評級機構」（根據證券法第436(g)(2)條之定義，但此條文不適用於任何純粹因發行可換股票據而產生的任何降級或可能作出的降級），對本公司或其任何附屬公司、或本公司或其任何附屬公司之任何債券、或本公司或其任何附屬公司之評級展望，作出任何降級、或發出任何通知表示有意或可能作出降級、或發出任何通知表示將會進行有關可能變動之審議，但並無顯示可能變動之方向；及(ii)本公司及其任何附屬公司之財務或其他狀況、或盈利、業務或經營，與公司文件（定義見摩根大通認購協議）所載者相比並無出現任何變動，或任何涉及可能變動的事態發展，而基於摩根大通的判斷，該等變動或事態發展整體而言屬於重大不利的變動或事態發展。

禁售承諾

本公司已在摩根大通認購協議內向摩根大通承諾，在完成日後90天內（含完成日），未經摩根大通事先書面同意，本公司將不會(a)有條件或無條件提呈發售、出售、訂約出售、抵押、授出任何認股權以購買、賣空或以其他方式處置（不論直接或間接或以其他方式）任何

或交付可換股票據變得不切實可行或不明智。

在上文所述之規限下，預期於完成日完成摩根大通認購協議及據此發行可換股票據。

票據購買協議

訂約日期：	二零零六年十二月五日	
訂約方：	(1)	本公司
	(2)	買方

買方

據董事作出一切合理查詢後所深知、深悉及確信，買方為獨立於本公司及本公司任何關連人士之第三方。共有四名買方，全屬國際投資基金。因此，連美林及摩根大通在內，共有六名人士承諾認購可換股票據。

買方已個別而並非共同同意（其中包括）按相當於本金額100%之購買價，向本公司購買本金總額160,000,000美元（約1,248,000,000港元）之可換股票據。

假設全數行使該等可換股票據所附之換股權，將須按初步換股價9.36港元發行合共133,333,333股轉換股份（佔現有已發行股份4.05%及佔經該等轉換股份擴大之現有已發行股份3.89%），並須按經修訂換股價（以底價為基準）7.44港元（以初步參考價7.80港元為基準）發行合共167,741,935股轉換股份（佔現有已發行股份5.09%及佔經該等轉換股份擴大之現有已發行股份4.84%）。

票據購買協議之條件

本協議毋須待其餘該等協議之任何一份完成後，方可完成。根據票據購買協議，買方認購可換股票據之責任，須待具有以下效力之先決條件達成後方始作實，其中包括：

本公司向買方發行可換股票據之責任，須待下列條件達成後方始作實：

1. 本公司收訖相關可換股票據之足額購買價，並為可即時動用之資金；及
2. 買方作出之聲明及保證正確無誤，而買方所作承諾之一切重大方面已於完成日前付諸實行。

買方於完成日購買可換股票據及支付有關款項之責任，須待具有以下效用之先決條件達成後方始作實，該等先決條件包括：

1. 於完成日前：(i)並無任何「國家認可的統計評級機構」（根據證券法第436(g)(2)條之定義，但此條文不適用於任何純粹因發行該等票據而產生的任何降級或可能作出的降級），對本公司或其任何附屬公司、或本公司或其任何附屬公司之任何債券、或本公司或其任何附屬公司之評級展望，作出任何降級，或發出任何通知表示有意或可能作出降級、或發出任何通知表示將會進行有關可能變動之審議、但並無顯示可能變動之方向；及(ii)本公司及其任何附屬公司之財務或其他狀況、或盈利、業務或經營，與公司文件（定義見票據購買協議）所載者相比並無出現任何變動，或任何涉及可能變動的事態發展，而基於買方的判斷，該等變動或事態發展整體而言屬於重大不利的變動或事態發展。
2. 聯交所有條件批准轉換股份上市及買賣。

在上文所述之規限下，預期於完成日完成票據購買協議及據此發行可換股票據。

禁售承諾

本公司已在票據購買協議內向買方承諾，在完成日後90天內（含完成日），未經牽頭買方事先書面同意，本公司將不會(a)有條件或無條件提呈發售、出售、訂約出售、抵押、授出任何認股權以購買、賣空或以其他方式處置（不論直接或間接或以其他方式）任何股份、任何與股份同類之證券、可換股票據、股份或可換股票據之權益、或任何可轉換或行使或交換為或與股份、可換股票據或股份或可換股票據之權益大致相若之任何證券（合稱「買方禁售證券」）；或(b)有條件或無條件訂立或同意訂立具有相同效力之交易、或訂立任何掉期、對沖或其他安排，以全部或部分轉讓有關買方禁售證券之擁有權之任何經濟風險，而不論上述任何交易是以交付買方禁售證券或其他證券、以現金或其他方式交收；或(c)公佈有關訂立或進行上文(a)或(b)項所述任何有關交易之任何意向。在下列情況下，上文所述將不會限制本公司發行股份：(i)根據本公司任何僱員認股權計劃之條款；(ii)根據本公司之章程細則發行紅股、以股代息或類似安排，規定配發股份以代替本公司全部或部分之股份股息；(iii)因轉換任何已發行之可換股債券，包括可換股票據；及(iv)就一次性初次提呈發售股份而發行，而所得款項總額不超過300,000,000美元換算為港元之款額。

終止

票據購買協議可在此性質之交易中常見之若干情況下終止，其中包括具有倘於完成日前發生下列事項，買方可終止票據購買協議之相同效力條文：

1. 紐約證券交易所、納斯達克全球市場或聯交所被全面暫停或嚴重限制證券買賣或全面暫停或嚴重限制證券買賣；
2. 本公司或其任何附屬公之任何證券在任何交易所或任何場外交易市場暫停買賣；
3. 美國或香港之證券交收、付款或結算服務嚴重受阻；
4. 美國聯邦或紐約州或香港機關宣佈暫停任何商業銀行活動；
5. 任何敵對事件爆發或升級、金融市場、貨幣匯率或外匯管制出現任何變化、或發生任何災禍或危機，基於牽頭買方的判斷屬於重大不利，而若單獨發生或與本第(5)分段所指任何其他事件一同發生，據牽頭買方所判斷，將使繼續提呈發售、出售或交付可換股票據變得不切實可行或不明智。

在上文所述之規限下，預期於完成日完成票據購買協議及據此發行可換股票據。

效之換股價釐定。

換股價

換股價是用於換股時計算發行股份之價格。

初步換股價為每股轉換股份9.36港元，較股份於二零零六年十二月一日（即股份暫停買賣前最後一個交易日）在聯交所所報每股股份收市價8.40港元溢價11.43%，並較股份於直至二零零六年十二月一日止最後五個交易日（包括二零零六年十二月一日）在聯交所所報每股股份平均收市價8.404港元溢價11.38%。

每股轉換股份之經修訂換股價（以底價為基準）為7.44港元（以底價及初步換股價為基準），較股份於二零零六年十二月一日（即股份暫停買賣前最後一個交易日）在聯交所所報每股股份收市價8.40港元折讓11.43%，並較股份於直至二零零六年十二月一日止最後五個交易日（包括二零零六年十二月一日）在聯交所所報每股股份平均收市價8.404港元折讓11.47%。

經修訂換股價（以底價為基準）為最低換股價，根據該等協議，概無轉換股份將按低於該價格之價格發行。假設按經修訂換股價7.44港元（以底價為基準）全數轉換本金額240,000,000美元之可換股票據，本公司將發行最多251,612,903股轉換股份，佔本公司現有已發行股本約7.63%及本公司經轉換股份擴大之現有已發行股本約7.09%。

誠如此類證券所常見，倘若發生若干事件，換股價將須作出調整。此等事件包括綜合分拆當時適用之股份或交回，以及按較當時市價為低之價格發行新股。

換股價以及其調整是摩根大通、美林與買方經公平磋商後釐定的，鑒於可換股票據將不附有利息，董事認為該價格屬公平合理。

違約後償款及／或贖存

倘若(a)本公司未能於定為贖回票據當日，就任何已要求贖回之可換股票據支付全數款項；(b)因發生上述票據項下之違約事件，導致任何可換股票據已於到期日前屆滿，並須支付有關款項；或(c)任何可換股票據並未於到期日贖回，則有關可換股票據所附之換股權將會復效及／或將可繼續行使，直至各持有人收訖有關可換股票據之足額應付款項，以及正式向持有人發出上述收訖通知之收訖當日（包括該日）營業時間結束時；儘管有關上述換股期及換股比率的條文另有規定，但如持有人已於上述換股日前收訖有關可換股票據之足額應付款項，或換股期已於上述換股日前屆滿，任何在該日前已存入票據及換股通知以供轉換之可換股票據，均須於相關換股日轉換。

重設機制

倘若股份平均市價於發行日起至發行日第二週年之前為止任何八個連續十三星期期間（「有關期間」）低於當時適用之初步參考價，則應於下一個有關期間開始時修訂當時適用之初步參考價，而在該下一個有關期間，應為以下兩者中之較高者：(x)上一有關期間的平均市價及(y)底價，而當時經修訂之適用初步參考價將成為下一個有關期間之經修訂參考價，惟可根據契約的條款予以調整。

倘若股份於任何有關期間之平均市價相等或高於當時適用之初步參考價，則應於下一個有關期間開始時修訂當時適用之初步參考價，而在該下一個有關期間，應為以下兩者中之較低者：(x)上一個有關期間的平均市價及(y)上限價，而當時經如此修訂之適用初步參考價將成為下一個有關期間之經修訂參考價，惟可根據契約的條款予以調整。

緊接發行日第二週年前當日生效之經修訂參考價，無論如何將於其後成為經修訂參考價，惟可根據契約的條款予以調整。

轉讓

可換股票據持有人將可向承讓人自由轉讓及出讓其於可換股票據項下之全部權利與義務，最低面額為1,000,000美元，倘超過1,000,000美元，則為1,000美元之整倍數，惟該承讓人須聲明其本身不是已上市之博彩公司或已上市博彩公司所控制之任何實體。

贖回

於完成日第一週年（即約為二零零七年十二月十四日）或之後任何時間，本公司可給予持有人不少於30天但不多於60天的通知，一次或多次按本金額100%贖回所有已發行之可換股票據當時的可換股票據本金額最多三分之一，但(i)於截至發出贖回通知日期前5個交易日任何一日止連續40個交易日內的任何30個交易日每一日的股份市價，最少相等於當時適用初步參考價的130%的情況下，方可進行第一次贖回；(ii)於截至發出贖回通知日期前5個交易日任何一日止連續40個交易日（可能相等於第(i)分段所述之40日期間）內的任何30個交易日每一日的股份市價，最少相等於當時適用初步參考價的145%的情況下，方可進行第二次贖回；及(iii)於截至發出贖回通知日期前5個交易日任何一日止連續40個交易日（可能相等於第(ii)分段所述之40日期間）內的任何30個交易日每一日的股份市價，最少相等於當時有效的適用初步參考價的160%的情況下，進行第三次贖回。

倘若本公司於發行日至到期日期間任何時間發生控制權變動，則各持有人有權選擇要求本公司按相等於已發行本金額100%的價格，在本公司訂定進行該回購的日期，購回該等持有人之全部可換股票據（或本金額的任何部分，惟最低面額為1,000,000美元，倘超過1,000,000美元，則為1,000美元之整倍數）。

於到期時最終贖回

除非之前贖回及註銷或轉換，本公司將於到期日按相等於可換股票據全數未支付本金額之價格以現金贖回可換股票據。可換股票據僅可按上文所述於到期日前贖回。

可換股票據格式

可換股票據將由契約代表以記名方式發行，最低面額為1,000,000美元，倘超過1,000,000美元，則為1,000美元之整倍數。

可換股票據之地位

可換股票據將構成本公司的直接、非後償、無條件及（須受下文「不作為承諾」一段所限）無抵押責任，在任何時間均具同等地位，彼此之間並無任何優次之分。除適用法律可能規定的例外情況外，並在下文「不作為承諾」一段所述規限下，本公司根據可換股票據的付款責任，在任何時間均將最少與本公司一切其他現有及未來的無抵押及非後償責任。

上市

本公司將向聯交所申請批准轉換股份上市及買賣。本公司不會向任何其他交易所申請批准可換股票據上市及買賣。

不作為承諾

在任何可換股票據仍未贖回的情況下，本公司將不會就其現時或未來的全部或任何部分的業務、資產或收入，設立或許可存續任何按揭、押記、質押、留置權或其他形式的產權負擔或抵押權益，以為任何國際投資證券提供擔保，或就任何國際投資證券獲得任何擔保或彌償保證，也不會允許其任何附屬公司如此行事，除非與此同時或在此之前，本公司在可換股票據項下之責任(a)已獲受託人信納為得到同等及對應的擔保；或(b)享有其他抵押、擔保、彌償保證或其他安排的利益，而受託人絕對酌情認為，該等其他抵押、擔保、彌償保證或其他安排，應不會大為遜於受託人所認可之持有人應有利益。

除若干許可之留置權外，本公司不會直接或間接就其任何類別的資產或財產(不論於發行日已擁有或於其後購置)，產生、承擔或允許存續任何留置權(不論其性質為何)，除非可換股票據在責任受擔保期間，得到與所擔保責任同等及對應的擔保(或若留置權所擔保責任的付款權次於可換股票據，可換股票據則應有較留置權之擔保責任優先的擔保)。

換股對本公司已發行股本之影響

假設全數發行本金額240,000,000美元(約1,872,000,000港元)之可換股票據，並按下列價格全數轉換所有可換股票據：

(a) 如按初步換股價9.36港元，將會發行200,000,000股轉換股份，約佔(i)本公司現有已發行股本3,296,019,361股股份之6.07%及(ii)本公司經轉換股份擴大之現有已發行股本5.72%；

(b) 按換股價7.44港元(以底價及初步參考價為基準)，將會發行251,612,903股轉換股份，約佔(i)本公司現有已發行股本3,296,019,361股股份之7.63%；及(ii)本公司經轉換股份擴大之現有已發行股本7.09%。

下表列載本公司於本公佈日期之股權架構，此乃假設本公司已發行股本於轉換可換股票據前並無任何變動，以顯示按初步換股價9.36港元全數轉換本金總額240,000,000美元之可換股票據之影響：

	於本公佈日期		緊隨按初步換股價9.36港元全數轉換可換股票據後		緊隨按經修訂換股價(以底價為基準)7.44港元全數轉換可換股票據後	
	股份數目	%	股份數目	%	股份數目	%
嘉華國際集團有限公司	614,984,047	18.66	614,984,047	17.59	614,984,047	17.34
呂博士、其配偶、呂博士控制之公司及家族信託	1,381,606,735	41.92	1,381,606,735	39.52	1,381,606,735	38.94
其他董事	180,105,190	5.46	180,105,190	5.15	180,105,190	5.08
其他關連人士	244,071,556	7.41	244,071,556	6.98	244,071,556	6.88
公眾股東	875,251,833	26.55	1,075,251,833	30.76	1,126,864,736	31.76
總計	3,296,019,361	100	3,496,019,361	100	3,547,632,264	100

1. 「其他董事」指呂耀東先生、呂慧瑜女士、鄧志明先生、徐應強先生(均為執行董事)及張惠彬博士獨立非執行董事。
2. 「其他關連人士」指呂博士若干家族成員(包括公司權益)及Future Leader Management Limited。

發行可換股票據之所得款項淨額、理由及裨益

經扣減佣金及其他開支後，發行可換股票據之估計所得款項淨額為235,150,000美元(約1,834,170,000港元)。董事計劃將估計所得款項淨額約85%用作擴充本集團的路氹城大型娛樂度假中心，以及補充營運資金。

本公司董事認為，發行可換股票據將可強化本公司之資金基礎。本公司將可藉此籌集巨額資金，而不會招致通常與債務融資有關之利息成本，假設可換股票據獲轉換，將可提高本公司之永久股本。

董事認為該等協議之條款屬公平合理，且符合股東及本公司之整體最佳利益。

有關本集團之資料

本集團主要在澳門經營博彩及娛樂事業，亦在香港、澳門及中國內地經營建築材料的生產、銷售及分銷。

過去十二個月之集資活動

緊接本公佈日期前十二個月內，本公司並無發行任何股本證券或可換股票據以進行集資。

一般資料

本公司完成轉換可換股票據後可予發行之轉換股份，將根據二零零六年六月二十九日股東週年大會授予董事之一般授權發行。於本公佈日期，概無任何股份已根據上述一般授權配發及發行。

聯席配售代理現由美林及摩根大通擔任。

本公司將就該等協議達致完成於適當時間另行發表公佈知會股東。

暫停及恢復股份買賣

應本公司要求，股份已於二零零六年十二月四日上午九時四十二分起暫停買賣，以待發出本公佈。本公司已申請股份於二零零六年十二月七日上午九時三十分起恢復在聯交所買賣。

誠如此性質之交易所常見，該等協議須待本公佈所述之若干條件達成及／或獲豁免後，方告完成，並可在本公佈所載之若干情況下終止。

鑒於該等協議之部分或全部可能會亦可能不會完成，本公司股東及有意投資者買賣本公司證券時，務請審慎行事。

釋義

在本公佈內，以下詞彙之涵義如下：

「該等協議」	指	美林認購協議、摩根大通認購協議及聯席購買協議
「上限價」	指	初步參考價
「本公司」	指	銀河娛樂集團有限公司，一間於香港註冊成立的有限公司，其股份於聯交所主板上市
「完成」	指	完成一份或多份該等協議(視乎情況而定)
「控制權變動」	指	發生以下情況時：

(i) 於完成日並不擁有且不會被視作擁有本公司控制權之任何一名或多名一致行動人士取得本公司控制權；或

(ii) 本公司與任何其他人士綜合或合併，或將本公司全部或大部分資產出售或轉讓予任何其他人士，惟有關綜合、合併、出售或轉讓不會導致其他一名或多名人士取得本公司或其繼續實體之控制權除外

		(ii) 本公司與任何其他人士綜合或合併，或將本公司全部或大部分資產出售或轉讓予任何其他人士，惟有關綜合、合併、出售或轉讓不會導致其他一名或多名人士取得本公司或其後續實體之控制權除外
「完成日」	指	可換股票據首次發行之日期（預計為二零零六年十二月十四日或前後）
「控制權」	指	委任及／或罷退本公司董事會或其他管理機構全體或大多數成員之權利，而不論該權利是以直接或間接方式、以股本擁有權、擁有投票權、合約或其他方式取得
「換股日」	指	就可換股票據而言，為持有人向本公司遞交換股通知的日期
「換股通知」	指	持有人就行使其換股權而向本公司發出的通知
「換股價」	指	用於行使可換股票據時計算發行股份之價格，將為： (i) 以持有人行使有關本公司已按照契約條款要求贖回之可換股票據本金額之換股權為限，就上述可換股票據本金額，按固定匯率折算為美元之當時適用初步換股價；及 (ii) 在所有其他情況下，按固定匯率折算為美元之當時適用經修訂換股價（可予調整）
「換股期」	指	就可換股票據而言，為完成日後六個月屆滿當日（預期為二零零七年六月十四日）或之後起至到期日止期間，或倘上述可換股票據已於到期日前被要求贖回，則直至定為贖回票據當日之前兩個營業日之營業時間結束時為止
「換股權」	指	持有人根據其可換股票據將票據本金額轉換為股份之權利
「轉換股份」	指	於換股權行使時可發行之股份
「發行可換股票據」	指	根據該等協議認購及發行可換股票據
「可換股票據」	指	本公司將按本公佈所述發行之零息可換股票據
「董事」	指	本公司之董事
「呂博士」	指	本公司主席呂志和博士
「固定匯率」	指	1.00美元兌7.80港元之匯率
「底價」	指	初步參考價乘以0.79487，並調整至最接近之兩個小數位
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港法定貨幣
「持有人」	指	可換股票據之持有人
「香港」	指	中華人民共和國香港特別行政區
「契約」	指	本公司與受託人將予訂立之契約，為可換股票據之構成部分，並在當中列載可換股票據適用之條款及條件
「初步換股價」	指	當時適用之初步參考價乘以1.20
「初步參考價」	指	每股股份為7.80港元，可按契約條款予以調整
「國際投資證券」	指	於一年後到期並以港元或其他貨幣計值的債券、債務證券、票據或其他投資證券，當時為或擬在香港以外的任何交易所、報價系統或場外交易市場或其他證券市場報價、上市、進行日常買賣或交易
「發行日」	指	發行可換股票據的日期，預期為完成日
「摩根大通」	指	J.P. Morgan Securities Limited
「摩根大通認購協議」	指	本公司與摩根大通於二零零六年十二月五日就配售及發行本金額55,000,000美元（約429,000,000港元）之可換股票據而訂立之認購協議
「牽頭買方」	指	就票據購買協議而言，擔任各買方代表之一名買方
「上市規則」	指	聯交所證券上市規則
「市價」	指	就任何日期之股份而言，一股股份（假設以一手買賣單位進行交易）於該日在聯交所就於聯交所買賣之股份編製之日報表所列收市價（或倘股份不再於聯交所上市，則為另一證券交易所之同等報表（視乎情況而定））
「到期日」	指	可換股票據將會到期並將須支付有關款項之最後日期，預期為二零一一年十二月十四日
「美林」	指	美林遠東有限公司
「美林認購協議」	指	本公司與美林於二零零六年十二月五日就配售及發行本金額25,000,000美元（約195,000,000港元）之可換股票據而訂立之認購協議
「票據購買協議」	指	本公司與買方於二零零六年十二月五日就合共發行及購買本金額160,000,000美元（約1,248,000,000港元）之可換股票據而訂立之購買協議
「購買價」	指	就可換股票據而言，為其本金額之100%
「買方」	指	四名獨立第三方，全屬國際投資基金
「經修訂換股價」	指	經修訂參考價乘以1.20
「經修訂參考價」	指	「可換股票據之主要條款 — 重設機制」一段所述已釐訂之價格
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	本公司一間附屬公司
「受託人」	指	將於契約內委任之可換股票據受託人
「美元」	指	美元，美利堅合眾國法定貨幣

就本公佈而言，以美元為單位之若干進賬額已按1.00美元兌7.80港元之匯率折算為港元。

於本公佈日期，執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、鄧呂慧瑜女士；非執行董事為鄭慕智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零六年十二月六日